
02041543


SEC MAIL
RECEIVED
PROCESSING
JUN 20 2002
WASH. D.C.
165
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated June 19, 2002

QIAGEN N.V.


PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

Spoorstraat 50
5911 KJ Venlo
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes_____ No__X____

CKGA

QIAGEN N.V.
Form 6-K

TABLE OF CONTENTS



QIAGEN

QIAGEN N.V.
VENLO

Notice of the
Annual General Meeting of Shareholders

Notice is hereby given of the Annual General Meeting of Shareholders (the "Annual Meeting") of QIAGEN N.V. (the "Company") which will be held on June 14, 2002 at 10.30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, the Netherlands.

The agenda of the Annual Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company reads as follows:

1. Opening.
2. Managing Board Report for the year ended December 31, 2001 ("Fiscal Year 2001").
3. Supervisory Board Report on the Company's Annual Accounts (the "Annual Accounts") for Fiscal Year 2001.
4. Adoption of the Annual Accounts for Fiscal Year 2001, including allocation of profits to reserve as determined by the Supervisory Board.
5. Approval of the performance of the Managing Board and the Supervisory Board during Fiscal Year 2001, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2001.
6. Reappointment of Dr. Heinrich Hornef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter and Dr. Franz A. Wirtz as Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2003.
7. Reappointment of Dr. Metin Colpan and Mr. Peer M. Schatz as Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2003.
8. a. Reappointment of Arthur Andersen LLP as auditor of the Company for the fiscal year ending December 31, 2002.
   b. Designation of the Managing Board as corporate body authorized, after approval of the Supervisory Board, to appoint one of the following KPMG, Ernst & Young, Deloitte & Touche or PricewaterhouseCoopers as auditor of the Company for the fiscal year ending December 31, 2002 in the event that the Managing Board believes that Arthur Andersen LLP is not in a position to fulfill its duties as auditor of the Company.
9. Extension of the Supervisory Board authority pursuant to Article 4 of the Articles of Association of the Company to (I) resolve upon the issue of shares to a maximum of the authorized capital of the Company and determine the price and further terms and conditions of such share issues, (II) limit or exclude any pre-emptive rights to which shareholders may be entitled, and (III) grant rights to subscribe for shares to a maximum of the authorized capital of the Company, until June 14, 2007.
10. Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company's own share capital until December 14, 2003.
11. Questions
12. Closing.

Copies of the Annual Accounts for the year ended December 31, 2001, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for the vacancies to the Supervisory Board and the Managing Board and the information sent to the holders of registered shares can be obtained free of charge by shareholders and others entitled to attend the Annual Meeting and their representatives at the [illegible] Venlo, the Netherlands and at the offices of American Stock Transfer and Trust Company located at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, from the date hereof until the close of the Annual Meeting.

A proxy statement, together with an attendance form and form of proxy, has been mailed to registered shareholders on or about May 15, 2002. Registered shareholders wishing to exercise their shareholder rights, either in person or by proxy, are obliged to complete, sign and send the attendance form or proxy card, such that the attendance form or proxy card will be received by no later than 5:00 p.m. (New York time) on June 7, 2002 at the offices of American Stock Transfer and Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, United States of America. Registered shareholders may only exercise their shareholders rights for the shares registered in their name on the day of the meeting.

Registered holders of type II shares, as referred to in article 8.3 (II) of the Articles of Association, are requested to state the serial number of the share certificates on the attendance form or proxy card.

The company will send a card of admission to registered shareholders that have properly notified the Company of their intention to attend the Annual Meeting.

The Managing Board
Venlo
May 15, 2002

NCR Handelsblad
15. 05. 2002


QIAGEN

QIAGEN N.V., Venlo, Niederlande

Einladung
zur ordentlichen Hauptversammlung

Wir laden hiermit unsere Aktionäre zur ordentlichen Hauptversammlung der QIAGEN N.V. am

Freitag, dem 14. Juni 2002 um 10.30 Uhr

im Kongresszentrum Maaspoort, Oude Markt 30, 5911 HH Venlo, Niederlande, ein.

Tagesordnung

1. Eröffnung
2. Bericht des Vorstands über das am 31. Dezember 2001 abgelaufene Geschäftsjahr
3. Bericht des Aufsichtsrats über den Jahresabschluss der Gesellschaft für das am 31. Dezember 2001 abgelaufene Geschäftsjahr
4. Annahme des Jahresabschlusses der Gesellschaft für das am 31. Dezember 2001 abgelaufene Geschäftsjahr einschließlich der Einstellung der Gewinne in die Rücklagen gemäß der Bestimmung durch den Aufsichtsrat
5. Entlastung des Vorstands und des Aufsichtsrats für das am 31. Dezember 2001 abgelaufene Geschäftsjahr
6. Wiederwahl von Dr. Heinrich Hornef, Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Jochen Walter und Dr. Franz A. Wirtz zu Mitgliedern des Aufsichtsrats für den Zeitraum bis zur Beendigung der nächsten ordentlichen Hauptversammlung im Jahre 2003
7. Wiederwahl von Dr. Metin Colpan und Herrn Peer M. Schatz zu Mitgliedern des Vorstands der Gesellschaft für den Zeitraum bis zur Beendigung der ordentlichen Hauptversammlung im Jahre 2003
8. a. Wiederwahl von Arthur Andersen LLP zum Abschlussprüfer der Gesellschaft für das am 31. Dezember 2002 endende Geschäftsjahr
   b. Benennung des Vorstands als autorisiertes Gremium, nach Genehmigung des Aufsichtsrats, KPMG, Ernst & Young, Deloitte & Touche oder PricewaterhouseCoopers zum Abschlussprüfer der Gesellschaft für das am 31. Dezember 2002 endende Geschäftsjahr zu bestellen, falls der Vorstand zur Überzeugung gelangt, dass Arthur Andersen LLP nicht in der Lage ist, seine Verpflichtungen als Abschlussprüfer der Gesellschaft zu erfüllen
9. Verlängerung der Ermächtigung des Aufsichtsrats gemäß Artikel 4 der Satzung, (i) über die Ausgabe von Aktien bis zur Höhe des genehmigten Kapitals der Gesellschaft zu beschließen und den Preis sowie die weiteren Bedingungen der Aktienausgabe festzulegen, (ii) etwaige Bezugsrechte der Aktionäre zu begrenzen oder auszuschließen und (iii) Rechte auf Zeichnung von Aktien bis zur Höhe des genehmigten Kapitals der Gesellschaft zu gewähren, und zwar bis zum 14. Juni 2007
10. Verlängerung der Ermächtigung des Vorstands gemäß Artikel 6 der Satzung der Gesellschaft, eigene Aktien der Gesellschaft zu erwerben, und zwar bis zum 14. Dezember 2003
11. Fragen und Antworten
12. Abschluss

Der Jahresabschluss für das am 31. Dezember 2001 abgelaufene Geschäftsjahr, die Berichte des Aufsichtsrats und des Vorstands, die Liste der bindenden Wahlvorschläge für den Aufsichtsrat und den Vorstand sowie alle sonstigen Informationen, die namentlich bekannten Aktionären zugesandt wurden, sind bei der Gesellschaft, Spoorstraat 50, 5911 KJ Venlo, Niederlande, sowie bei der Deutsche Bank AG, CTAS/Global Equity Services, Post IPO Services, 60262 Frankfurt am Main, bis zum Tag der Hauptversammlung kostenlos erhältlich.

Für die Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts aus Stammaktien der QIAGEN N.V., die in New York für die Clearstream Banking AG ("CBF"), Frankfurt am Main, bei der Depository Trust Company sammelverwahrt werden, gilt folgendes:

Die CBF wird das Stimmrecht aus den Stammaktien nicht ausüben. Dem Miteigentümer am Sammelbestand oder einem von ihm benannten Dritten wird auf Verlangen eine Vollmacht zur Ausübung des Stimmrechts (Proxy) erteilt. Der Miteigentümer wird gebeten, bis spätestens 7. Juni 2002 bei der Deutsche Bank AG, Frankfurt am Main, als Bevollmächtigte der CBF über seine Depotbank eine Vollmacht bis zur Höhe seines Sammeldepotguthabens zu beantragen. Es wird ausdrücklich darauf aufmerksam gemacht, dass Aktionäre unabhängig von der Ausstellung einer Eintrittskarte und/oder Vollmacht an der Hauptversammlung nur mit denjenigen Aktien teilnehmen und ihr Stimmrecht ausüben können, die sie am Tag der Hauptversammlung halten.

Venlo, Niederlande, 15. Mai 2002 **Der Vorstand**

Im Auftrag der QIAGEN N.V.

Deutsche Bank
Aktiengesellschaft

FAZ 15.05.2002



DEAR SHAREHOLDER:

You are cordially invited to attend the Annual General Meeting of Shareholders of QIAGEN N.V. (the "Company") to be held on Friday, June 14, 2002 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

We have attached a Notice of Annual General Meeting, including the agenda and Explanatory Notes thereto, and an attendance form and proxy card for use in connection with the meeting.

The Company's 2001 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2001.

We hope that you will be able to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting. *The signed attendance form must be returned no later than the close of business on June 7, 2002 in order for you to attend the meeting.*

Whether or not you plan to attend the Annual General Meeting, it is important that your shares are represented. Therefore, please complete, date, sign and return the enclosed proxy card promptly in the enclosed envelope, which requires no postage if mailed in the United States. *The Proxy Card must be received no later than the close of business on June 7, 2002 for your vote to count.* This will ensure your proper representation at the Annual General Meeting. If you attend the Annual General Meeting, you may vote in person if you wish, even if you have previously returned your Proxy.

Sincerely,

DR. METIN COLPAN *Managing Director*	PEER M. SCHATZ *Managing Director*

Venlo, The Netherlands
May 15, 2002

YOUR VOTE IS IMPORTANT.
PLEASE RETURN YOUR ATTENDANCE FORM OR PROXY PROMPTLY.

QIAGEN N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD JUNE 14, 2002

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the "Annual General Meeting") of QIAGEN N.V. (the "Company"), a limited liability company organized and existing under the laws of The Netherlands, will be held on Friday, June 14, 2002 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

The agenda of the Annual General Meeting of the Company, containing proposals of the Managing Board and the Supervisory Board of the Company, reads as follows:

1. Opening;
2. Managing Board Report for the year ended December 31, 2001 ("Fiscal Year 2001");
3. Supervisory Board Report on the Company's Annual Accounts (the "Annual Accounts") for Fiscal Year 2001;
4. Adoption of the Annual Accounts for Fiscal Year 2001, including allocation of profits to reserve as determined by the Supervisory Board;
5. Approval of the performance of the Managing Board and the Supervisory Board during Fiscal Year 2001, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2001;
6. Reappointment of Dr. Heinrich Hornef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter and Dr. Franz A. Wirtz as Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2003;
7. Reappointment of Dr. Metin Colpan and Mr. Peer M. Schatz as Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2003;
8. a. Reappointment of Arthur Andersen LLP as auditors of the Company for the fiscal year ending December 31, 2002;

   b. Designation of the Managing Board as corporate body authorized, after approval of the Supervisory Board, to appoint one of the following KPMG, Ernst & Young, Deloitte & Touche or PricewaterhouseCoopers as auditor of the Company for the fiscal year ending December 31, 2002 in the event that the Managing Board believes that Arthur Andersen LLP is not in a position to fulfill its duties as auditor of the Company;
9. Extension of the Supervisory Board authority pursuant to Article 4 of the Articles of Association of the Company to (i) resolve upon the issue of shares to a maximum of the authorized capital of the Company and to determine the price and further terms and conditions of such share issues, (ii) limit or exclude any pre-emptive rights to which shareholders may be entitled, and (iii) grant rights to subscribe for shares to a maximum of the authorized capital of the Company, until June 14, 2007;
10. Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company's own share capital until December 14, 2003;
11. Questions;
12. Closing.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2001, the reports of the Supervisory Board and the Managing Board, the list of binding nominees for reappointment to the Supervisory Board and the Managing Board and the information sent to the holders of registered shares can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The Supervisory Board has fixed the close of business on Wednesday, May 8, 2002 as the notional record date for the determination of shareholders entitled to notice of the Annual General Meeting. *However, in accordance with Dutch Law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.*

All shareholders are cordially invited to attend the Annual General Meeting. If you plan to do so, please complete and sign the enclosed attendance form and return it as specified thereon. We will then add your name to the admission list for the meeting and forward to you an entrance-ticket for the meeting.

Whether you plan to attend the Annual General Meeting or not, you are requested to complete, sign, date and return the enclosed proxy card as soon as possible in accordance with the instructions on the card. A pre-addressed, postage prepaid return envelope is enclosed for your convenience.

By Order of the Managing Board





DR. METIN COLPAN
Managing Director

PEER M. SCHATZ
Managing Director

Venlo, The Netherlands
May 15, 2002

QIAGEN N.V.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

EXPLANATORY NOTES TO AGENDA

I. *General*

The enclosed proxy and the accompanying Notice of Annual General Meeting of Shareholders and agenda are being mailed to shareholders of QIAGEN N.V. (the "Company") in connection with the solicitation by the Company of proxies for use at the Annual General Meeting of Shareholders of the Company to be held on Friday, June 14, 2002 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands.

These proxy solicitation materials were mailed on or about May 15, 2002 to all holders of record of registered shares as of Wednesday, May 8, 2002. The Company's 2001 Annual Report is also enclosed and provides additional information regarding the financial results of the Company in 2001.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for the year ending December 31, 2001 ("Fiscal Year 2001"), the reports of the Supervisory Board and the Managing Board and the list of binding nominees for reappointment to the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

The reasonable cost of soliciting proxies, including expenses in connection with preparing and mailing the proxy solicitation materials, will be borne by the Company. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of Common Shares for their expenses in forwarding proxy materials to such beneficial owners. Solicitation of proxies by mail may be supplemented by telephone, telegram, telex and personal solicitation by directors, officers or employees of the Company. No additional compensation will be paid for such solicitation.

The Company is not subject to the proxy solicitation rules contained in Regulation 14A promulgated under the U.S. Securities Exchange Act of 1934.

II. *Voting and Solicitation*

In order to attend, address and vote at the Annual General Meeting, or vote by proxy, holders of record of registered shares are requested to advise the Company in writing in accordance with the procedures set forth in the Notice of Annual General Meeting of Shareholders. *In accordance with Dutch Law, only holders of record of the Common Shares on the date of the Annual General Meeting are entitled to vote at the meeting or by proxy.*

As of May 8, 2002, there were 144,254,954 Common Shares outstanding. Shareholders are entitled to one vote for each Common Share held. Proposals made by the Managing Board and/or the Supervisory Board shall be validly adopted if adopted by a simple majority of the votes cast at the Annual General Meeting, other than with respect to Item 9 (including the delegation of the authority to the Supervisory Board with respect to the issue of shares, the limitation or exclusion of pre-emptive rights in respect thereof and the granting of rights to subscribe for shares), which proposals require a two/thirds majority of the votes cast in case less than fifty percent of the issued capital of the Company is represented at the Annual General Meeting.

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivery to the Company of a written notice of revocation or a duly executed proxy bearing a later date. Any shareholder who has executed a proxy but is present at the Annual General Meeting, and who wishes to vote in person, may do so by revoking his or her proxy as described in the preceding sentence. Mere attendance at the Annual General Meeting will not serve to revoke a proxy. Shares represented by valid proxies received in time for use at the Annual General Meeting and not revoked at or prior to the Annual General Meeting, will be voted at the Annual General Meeting.

III. *Explanatory Notes to Agenda Items*

Explanatory Note to Items 2, 3, 4 and 5—Adoption of the Annual Accounts

The shareholders of the Company are being asked to adopt the Annual Accounts for Fiscal Year 2001. The Annual Report and the Annual Accounts have been approved by the Managing Board and the Supervisory Board of the Company. Adoption of the Annual Accounts constitutes approval of the allocation by the Supervisory Board of profits to retained earnings.

Additionally, the shareholders of the Company are being asked to approve the performance of the Managing Board and the Supervisory Board, including a discharge from liability with respect to the exercise of their duties, for Fiscal Year 2001.

Under the Articles of Association of the Company and Dutch law, copies of the Annual Accounts for Fiscal Year 2001 and the reports of the Supervisory Board and the Managing Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 6 and 7—Reappointment of the Supervisory Directors and the Managing Directors

At the Annual General Meeting, the shareholders of the Company are being asked to reappoint each of the members of the Supervisory Board, Dr. Heinrich Hornef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter and Dr. Franz A. Wirtz and to reappoint Dr. Metin Colpan and Mr. Peer M. Schatz as members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Supervisory Board and the Managing Board acting together at a joint meeting thereof (the "Joint Meeting") may determine. The Supervisory Board presently consists of six members. The Supervisory Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of two members. Managing Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and the Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital.

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By a Unanimous Written Consent of the Joint Meeting dated as of April 24, 2002, the Supervisory Board and the Managing Board approved a resolution making binding nominations for six members of the Supervisory Board and two members of the Managing Board. The binding nominations for each of the six Supervisory Board positions are as follows: Nominations for position no. 1: a. Dr. Heinrich Hornef and b. Erik Hornnaess; Nominations for position no. 2: a. Erik Hornnaess and b. Prof. Dr. Manfred Karobath; Nominations for position no. 3: a. Prof. Dr. Manfred Karobath and b. Prof. Dr. Detlev H. Riesner; Nominations for position no. 4: a. Prof. Dr. Detlev H. Riesner and b. Mr. Jochen Walter; Nominations for position no. 5: a. Mr. Jochen Walter and b. Dr. Franz A. Wirtz; and Nominations for position no. 6: a. Dr. Franz A. Wirtz and b. Prof. Martin van Olffen. The binding nominations for each of the Managing Board positions are as follows: Nominations for position no. 1: a. Dr. Metin Colpan and b. Peer M. Schatz; and Nominations for position no. 2: a. Peer M. Schatz and b. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to "QIAGEN" and the "Company" in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Dr. Metin Colpan is a co-founder of the Company and has been Chief Executive Officer and a Managing Director since 1985. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Duesseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GPC Biotech AG and Ingenium Pharmaceuticals AG, each in Munich, Germany, and Omnitron in Duesseldorf, Germany.

Peer M. Schatz joined the Company as Chief Financial Officer in 1993 and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of director and vice chairman to Evotec OAI AG and Mulligan BioCapital AG and is a member of the Advisory Board (Boersenrat) of the Frankfurt Stock Exchange.

Erik Hornnaess has been a member of the Supervisory Board since 1998. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive Director of Alpharma (ALO), New Jersey, AXIS-SHIELDS Group, Scotland, CARDION GmbH, Germany, RADIOMETER A/S, Denmark, EPICEPT INC., New Jersey, and MEDITRON A/S, Norway. He also serves on the advisory board of TVM (Techno Venture Management), Munich. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company's Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the

Chair of Biophysics at the Heinrich-Heine-University in Duesseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Duesseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is also a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; Therascope AG, Heidelberg; Kourion AG, Duesseldorf; Neuraxo, GmbH, Duesseldorf; and Solutas GmbH, Huerth.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Duesseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Duesseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves in the capacities of supervisory board member of Rhein Biotech N.V., NETEC AG and RBB Management AG. He has also served in the capacities of supervisory board member of TRAPO AG, Martel GmbH, Isotopen-Technik Dr. Sauerwein GmbH, and Sauerweinsystem-Technik GmbH; advisory board member of RBB Regionale Beteiligungs u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and management director and general manager of S-Kapitalbeteiligungsgesellschaft Duesseldorf, mbH.

Dr. Franz A. Wirtz has been a member of QIAGEN's Supervisory Board since 1989. Dr. Wirtz was a Managing Director of Gruenenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962 to 1997 and a member of its advisory board from 1998 to 2001. He is the chairman of the Supervisory Board of Paion GmbH, Stolberg and Vice Chairman of Dasgip AG, Juelich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the RWTH (Rheinisch-Westfaelische Technische Hochschule) in Aachen. Dr. Wirtz became an honorary citizen of RWTH in 2001.

Professor Dr. Manfred Karobath studied medicine and worked from 1967 to 1980, first, in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D, Switzerland. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer ("RPR") as President of R&D and Executive Vice President and later he became a member of the Boards of Directors of RPR, Pasteur Merieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as an executive board member of Coley Pharmaceutical Group, as chairman and executive board member of IDEA AG and as deputy chairman and executive board member of CARDION AG.

Dr. Heinrich Hornef has been on the Company's Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He is chairman of the supervisory board of the pharmaceutical company Merck KGaA as well as a member of the partners' counsel of E. Merck, both in Darmstadt, Germany. He also serves as chairman on the board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany, as chairman of the advisory board of m-phasys GmbH, Tuebingen, and as a member of the Beirat of Deutsche Bank AG. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor-organization BvS (1995-1996).

Professor Martin van Olffen is a civil law notary and partner in the law firm of De Brauw Blackstone Westbroek N.V., the Company's Dutch counsel. Mr. van Olffen is also a professor at the Nijmegen University. He received his Ph.D. in law from Leyden University.

Birgit Bergfried joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the Polytechnic in Aachen.

Professor Dr. jur. Carsten P. Claussen was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the Executive Board of Norddeutsche Landsbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Duesseldorf. At present he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermoegensmanagement AG, Cologne; Co.don AG, Teltow and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Information concerning the ownership of Common Shares by each nominee to the Supervisory Board can be obtained free of charge by shareholders and other persons entitled to attend the Annual General Meeting at the offices of the Company at Spoorstraat 50, 5911 KJ Venlo, The Netherlands, and at the offices of American Stock Transfer and Trust Company at 6201 15th Avenue, Brooklyn, New York 11219, United States of America, until the close of the Annual General Meeting.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND THE REAPPOINTMENT OF EACH OF THE MEMBERS OF THE SUPERVISORY BOARD AND THE REAPPOINTMENT OF THE MEMBERS OF THE MANAGING BOARD. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Items 8 a. and b.—Reappointment of Auditors

On April 24, 2002, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the reappointment of Arthur Andersen LLP, independent public accountants, to audit the financial statements of the Company for the fiscal year ending December 31, 2002. Arthur Andersen LLP audited the Company's financial statements for Fiscal Year 2001.

In addition, the Supervisory Board approved a resolution to propose to the shareholders of the Company at the Annual General Meeting, and hereby does so propose, the designation of the Managing Board as corporate body authorized, after approval of the Supervisory Board, to appoint one of the following KPMG, Ernst & Young, Deloitte & Touche or PricewaterhouseCoopers as auditor of the Company for the fiscal year ending December 31, 2002 in the event that the Managing Board believes that Arthur Andersen LLP is not in a position to fulfill its duties as auditor of the Company.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THESE ITEMS. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 9—Extension of Certain Powers of the Supervisory Board

Pursuant to Article 4 of the Articles of Association (the "Articles") of the Company, the Supervisory Board shall have the power (i) to resolve upon the issue of shares to a maximum of the authorized capital of the

Company and to determine the price and further terms and conditions of such share issues, (ii) to limit or exclude any pre-emptive rights to which shareholders may be entitled, and (iii) to grant rights to subscribe for shares to a maximum of the authorized capital of the Company, if and insofar as the Supervisory Board has been designated by a general meeting of shareholders for this purpose. This designation shall be valid for a specific period of no more than five years and may from time to time be extended for a period of no more than five years.

On June 13, 2001, the Supervisory Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, which authorization is valid up to and including June 13, 2006. At the Annual General Meeting, the shareholders are being asked to extend the above stated powers of the Supervisory Board, which extension shall be valid up to and including June 14, 2007.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

Explanatory Note to Item 10—Extension of Certain Powers of the Managing Board

Pursuant to Article 6 of the Articles, the Managing Board shall have the power to acquire shares in the Company's own share capital, if and insofar as the Managing Board has been designated by a general meeting of shareholders for this purpose. This designation shall be valid for a specific period of no more than eighteen months and may from time to time be extended for a period of no more than eighteen months.

On June 13, 2001, the Managing Board was authorized at the Annual General Meeting to exercise the powers set forth in the above paragraph, without limitation against a price between one cent (Euro 0.01) and one hundred and fifty percent (150%) of the price for such shares on a stock market or, with respect to preference and finance preference shares, against a price between one cent (Euro 0.01) and three times the issuance price. This authorization is valid up to and including December 13, 2002. At the Annual General Meeting, the shareholders are being asked to extend the above stated powers of the Managing Board, which extension shall be valid up to and including December 14, 2003.

THE SUPERVISORY BOARD AND THE MANAGING BOARD UNANIMOUSLY RECOMMEND A VOTE FOR THIS ITEM. THE ACCOMPANYING PROXY WILL BE VOTED IN FAVOR THEREOF UNLESS INSTRUCTIONS ARE OTHERWISE PROVIDED.

QIAGEN N.V.

AGENDA AND SUPPLEMENTAL INFORMATION
ANNUAL GENERAL MEETING OF SHAREHOLDERS OF QIAGEN N.V.
JUNE 14, 2002

The agenda for the 2002 Annual General Meeting of Shareholders (the "Annual Meeting") of QIAGEN N.V. (the "Company") is as follows:

1. Opening;

2. Managing Board Report for the year ended December 31, 2001 ("Fiscal Year 2001");

3. Supervisory Board Report on the Company's Annual Accounts (the "Annual Accounts") for Fiscal Year 2001;

4. Adoption of the Annual Accounts for Fiscal Year 2001, including allocation of profits to reserve as determined by the Supervisory Board;

5. Approval of the performance of the Managing Board and the Supervisory Board during Fiscal Year 2001, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2001;

6. Reappointment of Dr. Heinrich Hornef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter and Dr. Franz A. Wirtz as Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2003;

7. Reappointment of Dr. Metin Colpan and Mr. Peer M. Schatz as Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2003;

8. a. Reappointment of Arthur Andersen LLP as auditors of the Company for the fiscal year ending December 31, 2002;

   b. Designation of the Managing Board as corporate body authorized, after approval of the Supervisory Board, to appoint one of the following KPMG, Ernst & Young, Deloitte & Touche or PricewaterhouseCoopers as auditor of the Company for the fiscal year ending December 31, 2002 in the event that the Managing Board believes that Arthur Andersen LLP is not in a position to fulfill its duties as auditor of the Company;

15

9. Extension of the Supervisory Board authority pursuant to Article 4 of the Articles of Association of the Company to (i) resolve upon the issue of shares to a maximum of the authorized capital of the Company and to determine the price and further terms and conditions of such share issues, (ii) limit or exclude any pre-emptive rights to which shareholders may be entitled, and (iii) grant rights to subscribe for shares to a maximum of the authorized capital of the Company, until June 14, 2007;

10. Extension of the Managing Board authority pursuant to Article 6 of the Articles of Association of the Company to acquire shares in the Company's own share capital until December 14, 2003;

11. Questions;

12. Closing.

11n

Reappointment of the Supervisory Directors and the Managing Directors

At the Annual General Meeting the shareholders of the Company are being asked to reappoint each of the members of the Supervisory Board, Dr. Heinrich Hornef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter and Dr. Franz A. Wirtz and to reappoint Dr. Metin Colpan and Mr. Peer M. Schatz as members of the Managing Board.

The Supervisory Board consists of such number of members, with a minimum of three members, as the Supervisory Board and the Managing Board acting together at a joint meeting thereof (the "Joint Meeting") may determine. The Supervisory Board presently consists of six members. The Supervisory Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting, subject to the authority of the Supervisory Board to appoint up to one-third of its members if vacancies occur during a fiscal year. The Managing Board has one or more members as determined by the Supervisory Board. The Managing Board presently consists of two members. Managing Directors are appointed by vote of the shareholders of the Company at the Annual General Meeting. The Supervisory Board and the Managing Board at the Joint Meeting may make a binding nomination to fill each vacancy on the Supervisory Board and the Managing Board. At the Annual General Meeting, the shareholders may overrule the binding nature of a nomination by resolution adopted with a majority of at least two-thirds of the votes cast, if such majority represents more than half the issued share capital.

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year.

By a Unanimous Written Consent of the Joint Meeting dated as of April 24, 2002, the Supervisory Board and the Managing Board approved a resolution making binding nominations for six members of the Supervisory Board and two members of the Managing Board. The binding nominations for each of the six Supervisory Board positions are as follows: Nominations for position no. 1: a. Dr. Heinrich Hornef and b. Erik Hornnaess; Nominations for position no. 2: a. Erik Hornnaess and b. Prof. Dr. Manfred Karobath; Nominations for position no. 3: a. Prof. Dr. Manfred Karobath and b. Prof. Dr. Detlev H. Riesner; Nominations for position no. 4: a. Prof. Dr. Detlev H. Riesner and b. Mr. Jochen Walter; Nominations for position no. 5: a. Mr. Jochen Walter and b. Dr. Franz A. Wirtz; and Nominations for position no. 6: a. Dr. Franz A. Wirtz and b. Prof. Martin van Olffen. The binding nominations for each of the Managing Board positions are as follows: Nominations for position no. 1: a. Dr. Metin Colpan and b. Peer M. Schatz; and Nominations for position no. 2: a. Peer M. Schatz and b. Birgit Bergfried.

The following is a brief summary of the background of each of the Supervisory Director and Managing Director nominees. References to "QIAGEN" and the "Company" in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Dr. Metin Colpan is a co-founder of the Company and has been Chief Executive Officer and a Managing Director since 1985. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Duesseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GPC Biotech AG and Ingenium Pharmaceuticals AG, each in Munich, Germany, and Omnitron in Duesseldorf, Germany.

Peer M. Schatz joined the Company as Chief Financial Officer in 1993 and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of director and vice chairman to Evotec OAI AG and Mulligan BioCapital AG and is a member of the Advisory Board (Boersenrat) of the Frankfurt Stock Exchange.

Erik Hornnaess has been a member of the Supervisory Board since 1998. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive Director of Alpharma (ALO), New Jersey, AXIS-SHIELDS Group, Scotland, CARDION GmbH, Germany, RADIOMETER A/S, Denmark, EPICEPT INC., New Jersey, and MEDITRON A/S, Norway. He also serves on the advisory board of TVM (Techno Venture Management), Munich. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company's Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Duesseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Duesseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and from 1975 to 1977, Lecturer of Biophysical Chemistry at Hannover

Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is also a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; Therascope AG, Heidelberg; Kourion AG, Duesseldorf; Neuraxo, GmbH, Duesseldorf; and Solutas GmbH, Huerth.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Duesseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Duesseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves in the capacities of supervisory board member of Rhein Biotech N.V., NETEC AG and RBB Management AG. He has also served in the capacities of supervisory board member of TRAPO AG, Martel GmbH, Isotopen-Technik Dr. Sauerwein GmbH, and Sauerweinsystem-Technik GmbH; advisory board member of RBB Regionale Beteiligungs u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and management director and general manager of S-Kapitalbeteiligungsgesellschaft Duesseldorf, mbH.

Dr. Franz A. Wirtz has been a member of QIAGEN's Supervisory Board since 1989. Dr. Wirtz was a Managing Director of Gruenenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962 to 1997 and a member of its advisory board from 1998 to 2001. He is the chairman of the Supervisory Board of Paion GmbH, Stolberg and Vice Chairman of Dasgip AG, Juelich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds a doctorate degree in chemistry from the RWTH (Rheinisch-Westfaelische Technische Hochschule) in Aachen. Dr. Wirtz became an honorary citizen of RWTH in 2001.

Professor Dr. Manfred Karobath studied medicine and worked from 1967 to 1980, first, in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D, Switzerland. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer ("RPR") as President of R&D and Executive Vice President and later he became a member of the Boards of Directors of RPR, Pasteur Merieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as an executive board member of Coley Pharmaceutical Group, as chairman and executive board member of IDEA AG and as deputy chairman and executive board member of CARDION AG.

Dr. Heinrich Hornef has been on the Company's Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He is chairman of the supervisory board of the pharmaceutical company Merck KGaA as well as a member of the partners' counsel of E. Merck, both in Darmstadt, Germany. He also serves as chairman on the board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany, as chairman of the advisory board of m-phasys GmbH, Tuebingen, and as a member of the Beirat of Deutsche Bank AG. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor-organization BvS (1995-1996).

Professor Martin van Olffen is a civil law notary and partner in the law firm of De Brauw Blackstone Westbroek N.V., the Company's Dutch counsel. Mr. van Olffen is also a professor at the Nijmegen University. He received his Ph.D. in law from Leyden University.

Birgit Bergfried joined the Company in 1997 as Managing Administrator. Ms. Bergfried holds a degree in Economics from the Polytechnic in Aachen.

Professor Dr. jur. Carsten P. Claussen was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the Executive Board of Norddeutsche Landsbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Duesseldorf. At present he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermoegensmanagement AG, Cologne; Co.don AG, Teltow and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

Share Ownership

The following table sets forth certain information as of February 15, 2002 concerning the ownership of Common Shares by each current member of the Supervisory Board and each nominee for the Supervisory Board who is not currently serving on the Supervisory Board. In preparing the following table, the Company has relied on information furnished by such persons.

	Shares Beneficially Owned (1)
Name and Country of Residence	Number
Prof. Dr. Detlev H. Riesner, Germany	2,950,736
Dr. Franz A. Wirtz, Germany	1,216,700
Jochen Walter, Germany	100,000
Erik Hornnaess, Spain	10,000
Professor Dr. Manfred Karobath, United Kingdom	0
Dr. Heinrich Hornef, Germany	1,600
Martin van Olffen, The Netherlands	0

(1) The number of Common Shares issued and outstanding on February 15, 2002 was 143,514,593. The persons and entities named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them and have the same voting rights with respect to Common Shares.

8888

QIAGEN N.V.

Proxy for Annual General Meeting of Shareholders
to be held on June 14, 2002

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGING BOARD AND SUPERVISORY BOARD

THE UNDERSIGNED hereby appoints Dr. Metin Colpan and Mr. Peer M. Schatz, or either of them individually and each of them with full power of substitution, as proxies to vote for and on behalf of the undersigned at the Annual General Meeting of Shareholders of QIAGEN N.V. (the "Company") to be held on Friday, June 14, 2002 at 10:30 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, upon and with respect to all of the Common Shares of the Company to which the undersigned would be entitled to vote and act if personally present. The undersigned hereby directs Dr. Metin Colpan and Mr. Peer M. Schatz to vote in accordance with their judgment on any matters which may properly come before the meeting, all as indicated in the Notice of the meeting, receipt of which is hereby acknowledged, and to act on the following matters set forth in such Notice as specified by the undersigned:

If no direction is made, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors identified below and FOR Proposals 1 and 2 and 5 through 8.

(Continued on reverse side)

A [X] Please mark your votes as in this example.

9 99999999999 9

99999999.999

If no direction is made, this proxy will be voted FOR election of the Managing Directors and Supervisory Directors identified at right and FOR Proposals 1 and 2 and 5 through 8.

	FOR	AGAINST	ABSTAIN
(3) Proposal to reappoint the nominees listed below:	[ ]	[ ]	[ ]

Nominees: Dr. Heinrich Homef, Mr. Erik Hornnaess, Prof. Dr. Manfred Karobath, Prof. Dr. Detlev H. Riesner, Mr. Jochen Walter and Dr. Franz A. Wirtz as Supervisory Directors of the Company for a term ending on the date of the Annual General Meeting in 2003.

	FOR	AGAINST	ABSTAIN
(4) Proposal to reappoint the nominees listed below:	[ ]	[ ]	[ ]

Nominees: Dr. Metin Colpan and Mr. Peer M. Schatz as Managing Directors of the Company for a term ending on the date of the Annual General Meeting in 2003.

999-999999

P ***** HEADER CARD *********
QIAGEN N.V.
QIAGEN N.V.
QIAGEN N.V.
QIAGEN N.V.
P ***** HEADER CARD *********

	FOR	AGAINST	ABSTAIN
(1) Proposal to adopt the Annual Accounts for the year ended December 31, 2001 ("Fiscal Year 2001"), including allocation of profits to reserve as determined by the Supervisory Board.	[ ]	[ ]	[ ]
(2) Proposal to approve the performance of the Managing Board and the Supervisory Board during Fiscal Year 2001, including a discharge from liability with respect to the exercise of their duties during Fiscal Year 2001.	[ ]	[ ]	[ ]
(5) Proposal to reappoint Arthur Andersen LLP as auditors of the Company for the fiscal year ending December 31, 2002.	[ ]	[ ]	[ ]
(6) Proposal to designate the Managing Board as corporate body authorized, after approval of the Supervisory Board, to appoint one of the following KPMG, Ernst & Young, Deloitte & Touche or PricewaterhouseCoopers as auditor of the Company for the fiscal year ending December 31, 2002 in the event that the Managing Board believes that Arthur Andersen LLP is not in a position to fulfill its duties as auditor of the Company.	[ ]	[ ]	[ ]
(7) Proposal to extend the power of the Supervisory Board until June 14, 2007, pursuant to Article 4 of the Articles of Association of the Company, to (i) resolve upon the issue of shares to a maximum of the authorized capital of the Company and to determine the price and further terms and conditions of such share issues, (ii) limit or exclude any pre-emptive rights to which shareholders may be entitled, and (iii) grant rights to subscribe for shares to a maximum of the authorized capital of the Company.	[ ]	[ ]	[ ]
(8) Proposal to extend the power of the Managing Board until December 14, 2003, pursuant to Article 6 of the Articles of Association of the Company, to acquire shares in the Company's own share capital, without limitation, against a price between one Euro cent (Euro 0.01) and one hundred and fifty percent (150%) of the price for such shares on a stock market or, with respect to preference and finance preference shares, against a price between one Euro cent (Euro 0.01) and three times the issuance price.	[ ]	[ ]	[ ]

Signature if held jointly____________ Dated: ______, 2002

Printed Name____________ Address ____________

NOTE: When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If the person named on the stock certificate has died, please submit evidence of your authority. If a corporation, please sign in full corporate name by the President or authorized officer and indicate the signer's office. If a partnership, please sign in the partnership name by an authorized person.

PLEASE MARK, DATE, SIGN AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

23

QIAGEN N.V.

Annual Report 2001


QIAGEN

Contents

QIAGEN is the world's leading provider of innovative technologies for purifying, separating, and handling DNA and RNA — the genetic blueprints of life. Since 1984, QIAGEN has successfully developed, produced, and marketed an ever-increasing range of proprietary products for academic, industrial, and clinical research.

With the sequencing of the entire human genome in 2000, new applications in the life sciences are rapidly emerging. The developing genomics, proteomics, and cellomics markets are fueling applications such as real-time PCR, microarray analysis for gene and drug discovery, DNA- and RNA-based molecular diagnostics, and genetic vaccination and gene therapy. The knowledge that could result — for example, full characterization of mutations in a cancer patient's tumor — may allow clinicians to develop drug treatments personalized for each patient. This will lead to more effective treatments, as well as reducing the time and expense of developing new drugs by improving our understanding of the mode of drug action. However, these emerging applications share crucial prerequisites — technologies that enable the handling, extraction, and purification of DNA and RNA.

QIAGEN is uniquely positioned to take full advantage of the wealth of commercial opportunities presented by the life science industry. Already a leader in the life science research market, in 2001 QIAGEN strengthened its position in the genomics, proteomics, cellomics, molecular diagnostics, and gene therapy markets through development of innovative products, strategic alliances with key commercial players, and the acquisition of the Sawady group of companies. 2001 was a year of momentum for QIAGEN and our traditions of innovation, quality, and service continued to be key factors for growth and success in the Company's core business — technologies and products for the purification, separation, and handling of nucleic acids.



Genomics
Clinical Diagnostics
Research Market
Gene Therapy

Financial Highlights



Net Sales
in US$ thousands
280,000
260,000
240,000
220,000
200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1996 1997 1998 1999 2000 2001
Pro Forma
Net Income
in US$ thousands
38,000
36,000
34,000
32,000
30,000
28,000
26,000
24,000
22,000
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1996 1997 1998 1999* 2000** 2001***
Pro Forma
Diluted Earnings per Share
US$ per share
0.26
0.24
0.22
0.20
0.18
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0.00
1996 1997 1998 1999* 2000** 2001***

* *Excluding the effect of purchased in-process research and development related to the acquisition of Rapigene, Inc.*

** *Excluding the effect of one-time charges related to the acquisition of Operon Technologies, Inc.*

*** *Excluding the effect of one-time charges as well as expenses related to the acquisition of the Sawady Group*

Report of the Supervisory Board

QIAGEN Supervisory Board with QIAGEN Managing Board



Dr. Metin Colpan (Chief Executive Officer)



Peer M. Schatz (Chief Financial Officer)



Prof. Dr. Detlev H. Riesner (Chairman)



Dr. Heinrich Hornef (Vice Chairman)



Prof. Dr. jur. Carsten P. Claussen (Special Advisor and Honorary Chairman)

Dear Fellow Shareholders,

The Supervisory Board exercised supervision over the Managing Board's policies and business conduct throughout the financial year. Acting in the best interests of the Company and its business and consistent with past practice, the Supervisory Board monitored the Company's activities, including its strategic, economic, and market developments, R&D investments, acquisitions and alliances, and human resources management. Information on the Company's activities was communicated by the Managing Board to the Supervisory Board through regular meetings and business reports. It was again an exciting year for QIAGEN N.V. and the Supervisory Board thanks QIAGEN's Managing Board and employees for their contributions to QIAGEN's success in 2001.

QIAGEN N.V. is a company organized under the laws of the Netherlands and has an international network of subsidiaries. The Supervisory Board follows the principle of increasing shareholder value to further the interests of all shareholders, and has endeavored since 1997 to comply with the 40 recommendations made in the report of the Netherlands Committee on Corporate Governance. It is Company policy to follow the guidelines for Good Practice of Corporate Governance as described in this report although some minor deviations may result from effects such as legal requirements. In addition, in February 2002, QIAGEN's Supervisory Board decided to adopt the recommendations of the new German Corporate Governance Code, and intends to comply with its recommendations or explain in the QIAGEN 2002 Annual Report deviations such as might be required by Dutch law, Dutch practice, incurred or intended for instance on the basis of decisions previously made by QIAGEN shareholders.

QIAGEN N.V. is a limited liability company incorporated under the laws of the Netherlands. All Company operations are carried out in accordance with Dutch Corporate Law, U.S. Federal Securities Law and Regulations, and the laws of the German capital market, in particular the Börsengesetz and the Wertpapierhandelsgesetz. The common shares of the Company are registered and traded in the United States of America on the Nasdaq National Market and in Germany on the Neuer Markt division of the Frankfurt Stock Exchange. The majority of the Company's shares are believed to be held by shareholders in the United States and in Europe, particularly Germany.

sen



Erik Hornnaess



Prof. Dr. Manfred Karobath



Jochen Walter



Dr. Franz A. Wirtz

The Company practices non-distribution of net income, as is common among relatively young, fast-growing companies with significant future growth potential in rapidly growing fields. This policy benefits shareholders by increasing share value, and we believe it to be in line with shareholders' taxation preferences.

In this Annual Report the Financial Statements for the year 2001 are presented, as prepared by the Managing Board. These statements have been audited by Arthur Andersen LLP (Independent Public Accountants) and examined and approved by the Supervisory Board. We recommend that the general meeting of shareholders adopts these Financial Statements, including allocation of profits to retained earnings, at the Annual General Meeting of Shareholders.

The term of office of the members of the Supervisory Board expires as of the close of the Annual General Meeting of Shareholders of QIAGEN N.V. to be held on June 14, 2002. Prof. Dr. Detlef H. Riesner, Dr. Heinrich Hornef, Erik Hornnaess, Prof. Dr. Manfred Karobath, Jochen Walter, and Dr. Franz A. Wirtz will stand for re-election. Prof. Dr. jur Carsten P. Claussen has agreed to continue to serve as Special Advisor and Honorary Chairman.

The Supervisory Board proposes that the Managing Directors Dr. Metin Colpan, Chief Executive Officer, and Peer M. Schatz, Chief Financial Officer, be re-elected as members of the Managing Board at the Annual General Meeting of Shareholders on June 14, 2002.

Venlo, The Netherlands, April 2002
Prof. Dr. Detlev H. Riesner
Chairman of the Supervisory Board

Letter from the Managing Board



Dr. Metin Colpan
Chief Executive Officer



Peer M. Schatz
Chief Financial Officer



To Our Shareholders,

We are pleased to inform you that 2001 was another successful year for QIAGEN, in which we continued our strong growth and expanded our market and technology leadership. We continued our 16-year history of ongoing growth, increasing net sales by 22% to $263.8 million in 2001 over 2000. In 2000 net income increased to $34.4 million, representing 64% growth over 2000. Excluding one-time charges amounting to $5.4 million related to the acquisition of Operon Technologies, Inc., now QIAGEN Operon, Inc., in 2000 and one-time charges and expenses amounting to $3.0 million related to the acquisition of the Sawady group of companies in 2001, and without considering any other impacts related to the Sawady acquisition, the growth in consolidated net income would have been over 37%. In 2001 diluted earnings per share increased 71% to $0.24.

QIAGEN's successful growth is based on the systematic development of new and innovative products, while continuing to enhance our quality, services, and support. Our broad technology platform and excellent R&D team are the key drivers of our expanding product portfolio. In 2001, QIAGEN expanded its product portfolio targeting the life science market by launching 17 new innovative products focused on separation, purification, and handling of nucleic acids — including the PAXgene™ Blood RNA System, the first product from PreAnalytiX, QIAGEN's joint venture with Becton, Dickinson and Company.

QIAGEN is very well positioned as a key supplier to researchers applying techniques in modern life science disciplines such as functional genomics, proteomics, and cellomics to develop new therapies and diagnostics. Our leading position in the molecular biology research market and "gold-standard" technologies for nucleic acid separation, purification, and handling are also being successfully expanded into the rapidly growing markets of molecular diagnostics and gene therapy. The acquisition of the Sawady group of companies places QIAGEN in a strong position in the Japanese genomics market, bringing to Japan the products and services provided by QIAGEN Operon in both North America and Europe. This global network allows us to vigorously pursue the rapidly growing opportunities in the life sciences in all key geographical markets.

We are proud of the entrepreneurial spirit and proven commitment of more than 1,500 QIAGEN employees all over the world, which drive our penetration into our growing target markets and enable us to supply our customers with consistently high-quality products and services. In the coming year, we will continue to develop new, innovative products for collecting, purifying, handling, and analyzing nucleic acids, and successfully bring them to market. The quality of QIAGEN products and services and the efficiency of our sales channels should strengthen our strategic position as the key provider of critical tools for the life science revolution. We are looking forward to a bright and dynamic future for QIAGEN.

Thank you for your interest in QIAGEN. We are looking forward to reporting our future successes.



Venlo, The Netherlands, April 2002
Dr. Metin Colpan
Chief Executive Officer



Venlo, The Netherlands, April 2002
Peer M. Schatz
Chief Financial Officer

QIAGEN — Focusing the Power of Life Sciences

The large and expanding market for nucleic acid purification is highly segmented. Many technologies are needed for efficient purification of different types of nucleic acids from various sample sources and for a range of applications. QIAGEN occupies a unique position in the market since it is able to apply its broad technology portfolio to create innovative products, targeted to specialized requirements in each of the market's numerous segments.

QIAGEN Product Dimensions



Bacteria
Blood
Tissue
Viruses
Cells
Plants
PCR
Diagnostics
Gene expression profiling
Microarrays
SNP genotyping
Plasmid DNA
cDNA
Genomic DNA
BAC/Cosmid DNA
Total RNA
Viral RNA

Now that the human genome has been deciphered, scientists have a new challenge — to describe the functions of the identified genes. Researchers all over the world are racing to understand how our genes influence the development of a wide range of human diseases, and are seeking to use this knowledge to develop strategies for more effective diagnostics and disease treatment, and ultimately for disease prevention.

Opportunities for QIAGEN are constantly expanding as the pharmaceutical and biotechnology industries compete to make use of the wealth of genetic information now available. New applications for genetic analysis are being developed as fields of research such as genomics, proteomics, and cellomics accelerate the pace of discovery in diagnostics and therapeutics. As speed in innovation is becoming more and more critical, fast, accurate, and reliable tools for these applications are essential for success.

QIAGEN is a leading provider of high-quality products and services needed to collect, purify, and handle nucleic acids for a wide range of applications. Our products allow nucleic acids to be efficiently purified for subsequent use in a wide range of applications, such as cloning, transfection, RT-PCR, sequencing, high-throughput PCR, SNP detection, and microarray analysis. Our core expertise is a requirement in almost any application involving analysis or modification of nucleic acids. In 2001, QIAGEN further broadened its impressive technology portfolio and expanded its range of products for many exciting new applications and markets.

These exciting developments in the life sciences require a deep understanding of the functions and interactions of genes and proteins, and detailed knowledge about the genetic information encoded in DNA and RNA. The demand for highly pure nucleic acid starting materials increases as molecular applications become more sophisticated and sensitive, using techniques such as microarrays or advanced microfluidics for quantitative and qualitative genetic analyses. Proteomic and cellomic studies, for example, heavily rely on nucleic acid purification tools to confirm their results by identification of the underlying genes. As the world's leading supplier of products and services for purifying and handling nucleic acids, QIAGEN is very well positioned to continue its major role in providing the tools for success in the life sciences. The need for QIAGEN technologies in these new markets and applications will continue to grow.

QIAGEN expects to add even more strength to its core activities and expand its presence in the molecular biology research market — the birthplace of new applications — as we continue to develop and supply a wide range of new technologies for emerging applications in the exciting new fields of research in the life sciences.

QIAGEN's leading technologies provide integrated solutions


QIAGEN
Enabling technologies
Applications
Automation



The life science research market is the birthplace of new technologies and applications for drug development, molecular diagnostics, and gene therapy that form the biotech marketplace. As such, it is QIAGEN's most strategically important market. Academic and industrial life science researchers are QIAGEN's core customers — it is for their applications that most of our tools and technologies are initially developed and standardized. As their applications and techniques evolve for use in the more demanding commercial biotech market, QIAGEN's experiences from the research markets demonstrate proven technological excellence. QIAGEN has a broad portfolio of core technologies to serve this important market. We offer technologies to purify and separate nucleic acids from a wide range of starting materials — from simple bacteria to complex plants, cells, tissues, and clinical samples — and to address the many and varied throughput and purity needs of our customers. This comprehensive range of core technologies provides the high-quality building blocks needed to develop specialized QIAGEN products to meet the demands of the diverse customers in the life science market.

In 2001, QIAGEN launched 17 new products for the life science research market, some of which are already used in drug development and molecular diagnostic applications. These include new applications of our core technologies for nucleic acid purification and handling, as well as new technologies for downstream applications for purified nucleic acids and proteins which can benefit from a direct and seamless integration into our core products. QIAGEN introduced several new products for PCR, including products and kits for quantitative real-time PCR and RT-PCR analysis. These kits are the first in a line of new products that provide the accurate quantification of DNA and RNA essential for gene expression analysis. QIAGEN also expanded its market and technology leading product portfolio in protein expression, purification, and analysis.

QIAGEN will continue to develop and introduce new products for life science research, to take full advantage of the growing opportunities and expand its strong position in this strategically important market.


QIAGEN
Pharmaceutical industry
Biotechnology industry
Academia

QIAGEN's customer base in the research market.

10



omics - Cellomics

Genomic studies are yielding vast amounts of information and providing insights into the functions and interactions of individual genes — knowledge essential for detailed understanding of human diseases and development of biopharmaceutical drugs. Reliable methods for purification of high-quality nucleic acids are a prerequisite for genomic analyses and studies, and QIAGEN's core technologies are dedicated to answering this need. In 2001, QIAGEN expanded its position in the genomics market by forming strategic alliances with companies such as KREATECH Biotechnology B.V. and Genicon Sciences Corporation, developing key enabling technologies for genomics to create and commercialize new multi-analyte detection technologies.

Gene functions are mediated by proteins, whose properties, biological functions, and roles in disease must be characterized and understood. This understanding is being achieved through studies of protein-protein interaction and complexes to characterize entire proteomes. Accurate and complete protein characterization is based on detailed genomic information that must be verified by confirming the identity of the encoding gene sequence. Proteomic studies will be a major challenge for biomedical research in the next decade, complementing and linking with disciplines such as genetics, cell and molecular biology, protein chemistry, structural biology, and bioinformatics. QIAGEN produces a wide range of leading products for expression, purification, separation, and analysis of recombinant proteins, all of which are important tools for proteomics, and many of which are today setting the standard for research in these fields. In addition, QIAGEN's core technologies for nucleic acid purification, separation, and handling are the basic tools for the genetic analyses that are integral to proteomic studies.

Both genomics and proteomics have led to dramatic progress in our understanding of the chemistry of life and the study of disease processes to develop new drugs. They focus on studying genes and proteins in vitro, while diseases develop in living cells. Cellomics is the study of chemical and molecular interactions of cellular components, or the "cellome", and focuses on understanding the effect of drugs on the entire cell. This highly complex information must be verified by supporting proteomic and genomic analyses. QIAGEN recently introduced its first products linking cell separation with nucleic acid purification.

QIAGEN's core technologies are essential tools for genomic, proteomic, and cellomic studies, and we look forward to continuing to provide technology leadership and the highest quality support to the life sciences in the future.

QIAGEN provides high-quality products for modern drug development


QIAGEN

The Molecular Diagnostics Market



DNA- and RNA-based diagnostic testing has revolutionized the detection and analysis of many common disorders, including infectious diseases, genetic diseases, and cancer. These molecular diagnostic testing methods are believed to represent the next generation of diagnostic products since they are highly sensitive and specific and generally yield results more rapidly than conventional techniques. Increased sensitivity and speed are invaluable for diagnosing infectious disease, where the timing and accuracy of diagnosis can have a significant effect on treatment. Application of molecular techniques is leading to earlier diagnoses of diseases such as cancer, more accurate prognoses, and better monitoring of the effects of therapy. Molecular techniques are also improving forensic and identity studies, and food and environment testing.

QIAGEN's core nucleic acid purification technologies are proven tools for use in molecular diagnostic assays. QIAGEN is currently expanding its product range to meet the increasing requirement in clinical laboratories for standardized, reliable procedures in sample handling. In 2001, PreAnalytiX, a joint venture formed between QIAGEN and Becton, Dickinson and Company, launched its first product, the PAXgene Blood RNA System, an integrated and standardized system for collection of whole blood samples and stabilization and purification of their RNA. PreAnalytiX is focused on creating a family of products for collection of a wide range of sample types, with stabilization and purification of their nucleic acids. The PreAnalytiX™ product line is designed as a flexible and standardized system for all molecular diagnostic systems.

Blood collected using the PAXgene System yields intact, stable RNA suitable for use in gene expression analyses. Accurate analysis of gene expression in vivo provides important insights into gene regulation and can improve understanding of disease states and patients' responses to drug therapy. Research has shown that messenger RNA levels and patterns change during sample collection, transport, and processing unless the RNA is stabilized. These artificially induced changes in the levels of the messenger RNA in an unstabilized sample make analyses of gene expression meaningless. Use of the PAXgene System stabilizes the RNA and freezes the gene expression profile at the time the blood is drawn, greatly reducing the likelihood of artifactual results.

QIAGEN believes that applications for its products for sample collection together with nucleic acid stabilization and purification will expand significantly as the molecular diagnostics market increasingly adopts nucleic acid-based testing.


PreAnalytiX
QIAGEN
OEM arrangements
Direct sales to diagnostic lab

QIAGEN uses a range of marketing strategies in the molecular diagnostics market



Knowledge about the genetic contribution to common disorders such as cancer, heart disease, and inherited diseases is increasing rapidly. Gene therapy aims to use this knowledge to target certain genes whose expression can be modified to treat, cure, or ultimately prevent disease. To interact with the faulty genes, therapeutic genes are transferred into the cells of living organisms, usually using a biological or molecular vector to ensure efficient delivery.

Plasmid DNA is increasingly being used as the vector system of choice for gene therapy due to its increased safety and reduced manufacturing costs in comparison to viral vectors. The FDA and other regulatory agencies require that plasmid DNA intended for use in humans is manufactured to cGMP-grade (current Good Manufacturing Practice grade) and is endotoxin-free. pAlliance, a strategic alliance between QIAGEN, DSM Biologics, a unit of DSM N.V., and Valentis, provides contract manufacturing of bulk quantity plasmid DNA under full cGMP conditions. The service includes contract manufacturing of products for any scale, from preclinical toxicology studies to commercial products. pAlliance is today considered the world's leading consortium for contract cGMP manufacturing services, thanks to the excellent technology, infrastructure, and marketing strength of the alliance members.

In 2001, pAlliance announced that it would manufacture plasmid DNA-based materials for vaccines, for use in clinical trials run by the Wyeth-Lederle Vaccines business unit of Wyeth. This is one of the largest agreements made by pAlliance since its initiation in early 1999. QIAGEN today serves a number of leading pharmaceutical companies. The first mover position and the long-standing expertise of QIAGEN as the supplier of consumables and pAlliance as the service provider ensure QIAGEN's strong position in the gene therapy market, supplying customers who test gene therapy drug candidates in clinical trials. Ultimately, QIAGEN and pAlliance intend to supply customers who manufacture and sell genetic vaccination and gene therapy products as validated and approved products.

QIAGEN products and services targeting the gene therapy market


GLP services and consulting
Consumables
pAlliance

Contents — Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

THE INFORMATION BELOW SHOULD BE READ IN CONJUNCTION WITH THE CONSOLIDATED FINANCIAL STATEMENTS (AND NOTES THEREON) AND "OPERATING AND FINANCIAL REVIEW AND PROSPECTS."

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Consolidated Statement of Income Data:					
Net sales	**$ 263,770**	$ 216,802	$ 158,155	$ 120,804	$ 75,370
Cost of sales	**79,673**	65,436	45,836	38,141	20,421
Gross profit	**184,097**	151,366	112,319	82,663	54,949
Operating Expenses:					
Research and development	**26,769**	23,372	17,813	13,432	8,250
Sales and marketing	**64,830**	54,931	39,948	32,744	23,193
General and administrative	**36,022**	31,177	26,110	20,569	15,277
Acquisition costs	**3,000**	5,353	–	–	–
In-process research and development	**–**	–	5,100	–	–
Total operating expenses	**130,621**	114,833	88,971	66,745	46,720
Income from operations	**53,476**	36,533	23,348	15,918	8,229
Other income, net	**2,847**	2,591	1,640	2,885	5,235
Income before provision for income taxes and minority interest	**56,323**	39,124	24,988	18,803	13,464
Provision for income taxes	**21,896**	18,085	10,950	5,489	4,157
Minority interest	**8**	36	149	148	(31)
Net income	**$ 34,419**	$ 21,003	$ 13,889	$ 13,166	$ 9,338
Basic net income per common share[1]	**$ 0.24**	$ 0.15	$ 0.10	$ 0.09	$ 0.07
Diluted net income per common share[1]	**$ 0.24**	$ 0.14	$ 0.10	$ 0.09	$ 0.07
Weighted average number of common shares used to compute basic net income per common share	**142,962**	142,040	140,317	139,716	137,287
Weighted average number of common shares used to compute diluted net income per common share	**145,055**	145,071	142,186	141,300	139,615

	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data:					
Cash and cash equivalents	**$ 56,460**	$ 24,008	$ 12,393	$ 6,555	$ 4,451
Working capital	**$ 119,448**	$ 101,527	$ 57,275	$ 46,235	$ 38,936
Total assets	**$ 356,968**	$ 240,893	$ 154,331	$ 110,487	$ 82,025
Total long-term liabilities, including current portion	**$ 88,333**	$ 29,320	$ 17,930	$ 8,227	$ 7,821
Total shareholders' equity	**$ 212,975**	$ 167,356	$ 96,872	$ 76,230	$ 56,402
Common shares	**$ 1,458**	$ 1,450	$ 1,435	$ 2,417	$ 2,380
Shares outstanding	**143,464**	142,548	140,815	139,888	137,426

[1] *Computed on the basis described for net income per common share in Note 4 of the "Notes to Consolidated Financial Statements".*

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

THIS SECTION CONTAINS A NUMBER OF FORWARD-LOOKING STATEMENTS. THESE STATEMENTS ARE BASED ON CURRENT MANAGEMENT EXPECTATIONS, AND ACTUAL RESULTS MAY DIFFER MATERIALLY. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER FROM MANAGEMENT'S EXPECTATIONS ARE THOSE DESCRIBED IN "BUSINESS FACTORS" BELOW.

OVERVIEW

QIAGEN N.V. (the Company) believes that it is the world's leading provider of innovative enabling technologies and products for the separation and purification of nucleic acids based on the nature of its products and technologies and as supported by independent market studies. The Company was established to develop, manufacture and market a broad portfolio of proprietary technologies and products, which meet the needs of the academic and industrial research markets. QIAGEN's products enable customers to reliably and rapidly produce high purity nucleic acids without using hazardous reagents or expensive equipment.

On March 31, 2001, the Company completed the acquisition of the Sawady group of companies located in Tokyo, Japan in a pooling of interests transaction. The Company believes that the Sawady Group has built a very strong reputation and position as the second largest suppliers of synthetic nucleic acids in Japan. The Company intends to leverage QIAGEN Operon's technology-leading position in synthetic nucleic acids with the strong market position that the Sawady Group has created in Japan to address this rapidly expanding market. QIAGEN believes that the worldwide market for synthetic nucleic acid products is growing rapidly.

On June 28, 2000, the Company acquired Operon Technologies, Inc., since renamed QIAGEN Operon, Inc. (Operon) of Alameda, California in a transaction that was accounted for as a pooling of interests. Operon manufactures and markets synthetic nucleic acids, DNA microarrays and synthetic genes. The synthetic nucleic acids are used in the analysis of nucleic acids purified from natural sources and have been integrated into the Company's current genomics and genetic analysis business. QIAGEN Operon GmbH in Cologne, Germany commenced operations in 2001 to provide European customers with the same products offered by Operon in the U.S.

In December 1999, the Company completed the purchase of Rapigene, Inc. (renamed QIAGEN Genomics, Inc.), a leader in the area of innovative, enabling technologies and services for single nucleotide polymorphism (SNP) analysis. In 1999, the Company also made several strategic equity investments in and alliances with businesses whose technologies are complementary to the Company's business.

Since 1997, the Company has had compound annual growth of approximately 37% in net sales and 45% in net income, after acquisition charges. To date, the Company has funded its growth through internally generated funds, debt, the private sale of equity, and through proceeds from the sale of securities to the public.

RESULTS OF OPERATIONS

The following table sets forth certain income and expense items as a percentage of net sales for the periods indicated:

	2001	2000	1999
Net sales	**100.0%**	100.0%	100.0%
Cost of sales	**30.2**	30.2	29.0
Gross profit	**69.8**	69.8	71.0
Operating expenses:			
Research and development	**10.1**	10.8	11.3
Sales and marketing	**24.6**	25.3	25.3
General and administrative	**13.7**	14.4	16.5
Acquisition costs	**1.1**	2.5	-
In-process research and development	**-**	-	3.1
Income from operations	**20.3**	16.8	14.8
Other income	**1.1**	1.2	1.0
Income before provision for income taxes and minority interest	**21.4**	18.0	15.8
Provision for income taxes	**8.3**	8.3	6.9
Minority interest	**-**	-	0.1
Net income	**13.1%**	9.7%	8.8%

In 2001, without the $3.0 million acquisition charge related to the Sawady group of companies, income from operations for that year would have been 21.4% and net income would have been 13.7%, as a percentage of net sales. Excluding the acquisition costs of $5.4 million in 2000 related to Operon Technologies, the percentage for income from operations would have been 19.3% and net income would have been 12.2%, as a percentage of net sales. In 1999, without the $5.1 million charge for purchased in-process research and development, income from operations for that year would have been 17.9% and net income would have been 11.9%, as a percentage of net sales.

FISCAL YEAR ENDED DECEMBER 31, 2001 COMPARED TO 2000

Net Sales. Net sales in 2001 increased 22% to $263.8 million from $216.8 million in the same period of 2000. Net sales in the United States increased 22% (or $25.2 million) to $142.4 million in 2001 from $117.2 million in 2000, and net sales outside the United States increased 22% (or $21.8 million) to $121.4 million in 2001 from $99.6 million in 2000. Net sales within and outside of the United States increased principally due to increased unit sales of consumable and instrumentation products to existing and new customers. Unit sales increases were attributable to focused marketing efforts and a sales force that continues to actively identify and service customer needs.

The increase within the United States was primarily attributable to net sales at QIAGEN, Inc., located in Valencia, California and QIAGEN Operon, Inc. (Operon) located in Alameda, California. QIAGEN, Inc. reported an increase of 18% (or $16.9 million) in 2001 over 2000 and Operon reported an increase of 31% (or $6.3 million). Outside of the United States, the increase in net sales was primarily due to growth at QIAGEN GmbH, located in Germany, which reported an increase in net sales of 42% (or $12.2 million), QIAGEN Ltd, located in England, which reported an increase of 36% (or $4.3 million) and QIAGEN K.K., located in Japan, which reported and increase of 26% (or $4.9 million) for 2001 compared to 2000, offset by a decrease of 12% (or $1.1 million) which was recorded by QIAGEN Instruments AG, located in Switzerland. The decrease of sales at QIAGEN Instruments reflected a shift in sales strategy, which resulted in a reduction of net sales by QIAGEN Instruments to OEM clients. This reduction was more than offset by increased intercompany sales to other QIAGEN companies for further resale of the instruments as QIAGEN-branded products.

While subsidiaries continue to report increased sales of consumable and instrumentation products, the Company continues to expect, as disclosed in previous filings, a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as their market matures. The Company continually introduces new products in order to extend the life of its existing product lines as well as to address new market opportunities. During 2001, the Company released over 25 new products including ProofStart™ DNA Polymerase — a high-fidelity proofreading enzyme, the QIA*express*® UA Cloning Kit — for direct cloning of PCR products into an expression vector for the production of 6xHis-tagged proteins and the QuantiTect™ SYBR® Green PCR and RT-PCR Kits, for highly specific and sensitive quantitative PCR and RT-PCR. During 2000, the Company released over 20 new products.

Changes in exchange rates continued to affect the growth rate of net sales. A significant portion of the Company's revenues is denominated in European Union euros. Using identical foreign exchange rates for both periods, net sales in 2001 would have increased approximately 25% (or $54.5 million), as compared to the reported increase of 22% (or $47.0 million). See "Currency Fluctuations.".

Gross Profit. Gross profit was $184.1 million or 70% of net sales in 2001 as compared to $151.4 million or 70% of net sales in 2000. The absolute dollar increase is attributable to the increase in net sales. The Company's separation and purification consumable products carry a higher gross profit than many of the Company's other products, such as instrumentation and synthetic nucleic acid products. Fluctuations in the product mix can lead to fluctuations in gross profit. The Company continues to develop additional instrumentation products that meet the needs of the molecular diagnostic and genomics markets and anticipates future increases in sales of instrumentation products. Additionally, with the establishment of QIAGEN Operon GmbH, located in Germany, and the March 31, 2001 acquisition of the Sawady group of companies, located in Japan, the Company expects growth in the European and Japanese markets of its synthetic nucleic acid products through these subsidiaries.

Research and Development. Research and development expenses increased 15% to $26.8 million (10% of net sales) in 2001 compared with $23.4 million (11% of net sales) in 2000. As the Company continues expansion of its research and development facilities and new product development capabilities, additional research and development expense will be incurred related to facility costs and obtaining and retaining employees for the research and development efforts. The Company's U.S. research and development facility located in Germantown, Maryland, on which construction is substantially complete, is anticipated to include research and development activities. As of December 31, 2001, the Company employed 328 research and development personnel. The Company has a strong commitment to research and development, as demonstrated by the recent expansion of the German research facility along with the new U.S. facility, and anticipates that absolute research and development expenses will continue to increase significantly.

Sales and Marketing. Sales and marketing expenses increased 18% to $64.8 million (25% of net sales) in 2001 from $54.9 million (25% of net sales) in 2000. The increase in sales and marketing expenses reflects the Company's continued expansion of its sales force and advertising efforts in connection with the sale of its existing products and the introduction of new products. Such efforts contributed to the growth in net sales in 2001. Increased sales and marketing costs are primarily associated with personnel, commissions, advertising, publications, freight and logistics expenses and other promotional items. The Company has recently completed the pilot phase of a Customer Relationship Management system (CRM). While this project has required investment, the Company believes that the developed and implemented systems will allow significant increases of productivity in areas including sales and marketing. During 2001, the Company increased its sales force by approximately 30%. Sales and marketing expenses attributed to the Company's newest subsidiaries, QIAGEN Operon GmbH and QIAGEN S.p.A. and QIAGEN Genomics, Inc. totaled $3.5 million in 2001 compared to $1.1 million in 2000. The Company anticipates that selling and marketing costs will continue to increase along with new product introductions and continued growth in sales of the Company's products.

General and Administrative. General and administrative expenses increased 16% to $36.0 million (14% of net sales) in 2001 from $31.2 million (14% of net sales) in 2000. General and administrative expenses attributed to the Company's principal production and manufacturing operations at QIAGEN GmbH, QIAGEN Instruments AG,

Operon, and QIAGEN Sciences, Inc. (the Company's newest U.S. facility), totaled $20.3 million in 2001 compared to $13.9 million in 2000. This absolute dollar increase primarily represents the increased costs related to the support of the Company's growing administrative infrastructure that is expanding to accommodate the Company's continued growth. Additionally, during the year, the allowance for doubtful accounts was increased in line with the increases in sales and accounts receivable. Further, during 2001 QIAGEN Instruments (acquired in 1998) and Operon (acquired in 2000) began to apply policies in evaluating the adequacy of their allowance for doubtful accounts that are more consistent with the Company's overall historic valuation policies, and their allowances for doubtful accounts were increased accordingly. In 2001, the allowance for doubtful accounts was increased by approximately $1.4 million. The increase in general and administrative expenses was partially offset by the reversal of a retirement allowance at Sawady of approximately $2.0 million that is no longer a liability of the subsidiary.

Acquisition Costs. On March 31, 2001, the Company acquired the Sawady group of companies located in Tokyo, Japan. Acquisition and related charges were approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices.

Other Income (Expense). Other income was $2.8 million in 2001 compared to $2.6 million in 2000. This increase was mainly due to decreased interest expense, increased income from research and development grants, and a gain on foreign currency transactions, partially offset by decreased interest income and a higher loss on equity method investee.

Interest expense decreased to $991,000 in 2001 compared to $1.6 million in 2000. This decrease is due to the capitalization of interest related to the new German and U.S. facility construction in accordance with Financial Accounting Standard No. 34. For the year ended December 31, 2001, approximately $2.2 million of interest cost was capitalized. There was no capitalized interest in 2000. Actual interest costs increased primarily as a result of the Company's additional long-term borrowings related to the new facility construction.

In the 2001, research and development grant income from European as well as German state and federal government grants increased to $1.5 million from $1.2 million in 2000. The Company conducts significant research and development activities in Germany, and expects to continue to apply for such research and development grants in the future.

Gain/loss on foreign currency transactions was a gain of $31,000 in 2001 and a loss of $231,000 in 2000. Income from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.'s functional currency is the U.S. dollar and its subsidiaries' functional currencies are the European Union euro, the British pound, the Swiss franc, the U.S. dollar, the Australian dollar, the Canadian dollar, and the Japanese yen. See "Currency Fluctuations.".

In 2001, interest income decreased to $1.8 million from $3.0 million in 2000. Interest income is derived mainly from the Company's investment of funds in investment grade, interest-bearing marketable securities. As of December 31, 2001, the Company had approximately $22.5 million invested in such securities compared to $37.3 million at December 31, 2000. The weighted average interest rates on the Company's marketable securities portfolio ranged from 4.48% to 5.75% in 2001, compared to 5.75% to 6.78% in 2000.

In 2001, the Company recorded net losses from equity method investees of $1.4 million compared to $870,000 in 2000. The Company had two equity investments at December 31, 2001 and anticipates that these investments will continue to generate losses at least through 2002. One of these investments, PreAnalytiX, launched its first product, the PAXgene Blood RNA System, in April 2001. The PAXgene Blood RNA System is intended to minimize the chronic problems associated with preanalytical process variability and to eliminate much of the unpredictability that has been a critical limitation in RNA analysis. As previously disclosed, the Company intends to continue to make strategic investments in complementary businesses as the opportunities arise. Accordingly, the Company may continue to record losses on equity investments in start-up companies based on the Company's ownership interest in such companies.

Other miscellaneous income increased to income of $1.9 million in 2001 from $1.1 million in 2000, primarily due to the approximate $1.3 million net gain on the sales of marketable securities 2001.

Provision for Income Taxes. The Company's effective tax rate decreased to 39% in 2001 from 46% in 2000. The Company's operating subsidiaries are exposed to effective tax rates ranging from approximately 8% to approximately 50%. The decrease is due to the lack of a tax benefit associated with the acquisition costs in 2000. Without the acquisition costs in 2000, the Company's effective tax rate would have been 41%. Further, fluctuation in the distribution of pre-tax income among the subsidiaries can lead to fluctuations of the effective tax rate in the Company's consolidated financial statements.

Minority Interest. Previously, the Company had a 60% interest in its Japanese subsidiary, QIAGEN K.K., and a 50% interest in Rosys Instruments, Inc. (Rosys Inc.), a subsidiary of the Company's wholly owned subsidiary QIAGEN Instruments AG. QIAGEN Instruments AG sold its interest in Rosys, Inc. in June 2000, and the Company acquired the minority shareholders' interest in QIAGEN K.K. during the first quarter of 2001. The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements for the applicable periods.

FISCAL YEAR ENDED DECEMBER 31, 2000 COMPARED TO 1999

Net Sales. In 2000, net sales increased 37% (or $58.6 million) to $216.8 million compared to $158.2 million in 1999. All subsidiaries reported increased sales over the prior period. The majority of the Company's sales continue to be attributable to the Company's consumable products, which experienced strong growth worldwide during the year. Net sales in the United States increased 34% (or $29.6 million) to $117.2 million in 2000 from $87.6 million in 1999. Outside the United States, net sales increased 41% (or $29.0 million) to $99.6 million in 2000 from $70.6 million in 1999. Net sales within and outside of the United States increased principally due to increased unit sales of consumable and instrumentation products.

The increase in sales within the U.S. was primarily due to increased sales at QIAGEN, Inc. of approximately $22.6 million (31%) over the prior year. The increase in sales outside of the U.S. was led by increases at QIAGEN GmbH and QIAGEN K.K. of approximately $4.4 million (18%) and approximately 3.4 million (26%), respectively. In addition to obtaining new customer accounts, increases in consumable sales were also attributable to further leverage of the Company's sales force which, based on its size and focused presence, is increasingly able to identify and service customer needs. Additionally, the Company experienced very strong BioRobot® sales and sales from the Operon products.

While sales of consumable products continue to increase, the Company continues to expect, as disclosed in previous filings, a slower rate of sales growth for the range of products designed for large-scale plasmid DNA applications as their market matures. The Company continually introduces new products in order to extend the life of its existing product lines as well as to address new market opportunities. During 2000, the Company released over 20 new products including the BioRobot® 8000, for fully automated nucleic acid purification and liquid handling, a system for purification of DNA in low elution volumes, a complete RNA protection and isolation system and a kit for ultrafast purification of ultrapure plasmid DNA.

A significant portion of the Company's revenues during 2000 was denominated in German marks. Compared to 1999, in 2000 the German mark, as measured by the average exchange rate for the period, depreciated against the U.S. dollar by 13.4%. If the same rates used for 1999 were applied to 2000, net sales in 2000 would have been higher and the related percentage growth would have been higher than the percentage calculated in reported net sales. See "Currency Fluctuations."

Gross Profit. Gross profit increased 35% in 2000 to $151.4 million or 70% of net sales for the year ended 2000 compared to $112.3 million or 71.0% of net sales in 1999. The absolute dollar increase is attributable to the increase in net sales. Gross profit is reduced by increased sales of instrumentation products, such as the QIAGEN BioRobot® workstation, as they carry a lower gross margin than the Company's consumable products.

Research and Development. During 2000, research and development expense increased 31% to $23.4 million (11% of net sales), up from $17.8 million (11% of net sales) in 1999. During the first quarter of 1999, construction was completed on a new research and development facility, which was further expanded as of January 2000 and,

47

as a result, operating costs related to the facility were higher in 2000. Additionally, QIAGEN Genomics, Inc., which was purchased on December 31, 1999, incurred $2.6 million in research and development costs in fiscal 2000. The increase in research and development expenses over the prior year was also due to the increased personnel costs related to hiring of new research and development personnel. At December 31, 2000, the Company employed 230 research and development personnel.

Sales and Marketing. Sales and marketing expenses increased 38% in 2000 to $54.9 million (25% of net sales) from $39.9 million (25% of net sales) in 1999. The increase in sales and marketing expenses is primarily attributable to increases in costs associated with marketing materials, such as publications and promotional items, and personnel. During 2000, the Company increased its sales force by approximately 30%. Sales and marketing expenses attributed to the Company's new subsidiaries QIAGEN Genomics, Inc. and QIAGEN S.p.A. totaled $1.1 million for the year ended December 31, 2000. The Company anticipates that selling and marketing costs will continue to increase along with continued growth in sales of the Company's products.

General and Administrative. General and Administrative costs increased 19% in 2000 to $31.2 million (14% of net sales) from $26.1 million (17% of net sales) in 1999. The absolute dollar increase is primarily attributable to the general and administrative costs at the Company's five new subsidiaries. Further, this increase represents increased costs required to support the Company's administrative infrastructure that is growing to accommodate the Company's continued growth. The decrease in General and Administrative costs as a percent of sales was primarily due to economies of scale.

Acquisition Costs. On June 28, 2000, the Company acquired Operon Technologies, Inc. in Alameda, California. In connection with the acquisition, which was accounted for as a pooling of interests, the Company incurred costs of $5.4 million. These costs include approximately $3.9 million of finder fees for the investment banker chosen by the shareholders of Operon. This fee was not paid for by the Company, but by the Operon shareholders. However, in accordance with the accounting rules for a pooling of interests transaction, this expense is reflected in the 2000 financial statements. The acquisition costs also include approximately $1.0 million in Netherlands capital tax, which is based on the amount of capital raised in share issuances.

In-Process Research and Development. On December 31, 1999, the Company acquired Rapigene, Inc., subsequently renamed QIAGEN Genomics, Inc., in a transaction accounted for as a purchase. Independent appraisers utilizing proven valuation procedures and techniques allocated a portion of the purchase price as in-process research and development. The Company recorded a charge of $5.1 million for purchased in-process research and development in the fourth quarter of 1999. This charge represents the estimated fair value of the purchased in-process research and development based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future use. Accordingly, the Company expensed these costs.

Other Income (Expense). Other income increased to $2.6 million in 2000 from $1.6 million in 1999. This increase was mainly due to increased interest income on marketable securities, partially offset by an increase in foreign currency transaction losses.

During 1999, the Company entered into three equity investments in new start-up companies. In that year, a total of $637,000 was recorded as the equity loss from these investments. In 2000 these losses totaled $870,000. Given the newness of the ventures, the Company anticipates that these investments will continue to generate losses at least during the next several years.

The Company received a total of $1.2 million in 2000 for research and development grants from European and German state and federal government institutions compared to $1.1 million in 1999.

Interest expense increased to $1.6 million in 2000 compared to $1.3 million in 1999. This increase is primarily due to interest expense on the Company's new research and development facility, which carries higher principal and interest costs than the former facility alone. In January 2000, the Company began recording lease payments on the expansion of the research and development facility, thus lease related interest expense in 2000 exceeded 1999 amounts.

Interest income increased to $3.0 million in 2000 from $1.6 million in 1999. Interest income is derived mainly from the Company's investment of funds in investment grade, interest-bearing marketable securities. As of December 31, 2000, the Company had approximately $37.3 million invested in such securities.

In 2000, the Company incurred losses on foreign currency transactions of $231,000 compared with a gain of $420,000 in 1999. Income from foreign currency transactions reflects net effects from conducting business in currencies other than the U.S. dollar. QIAGEN N.V.'s functional currency is the U.S. dollar and its subsidiaries' functional currencies are the German mark, the British pound, the Swiss franc, the French franc, the U.S. dollar, the Australian dollar, the Canadian dollar, the Japanese yen and the euro. See "Currency Fluctuations.".

Other miscellaneous income increased to $1.1 million in 2000 from $471,000 in 1999 primarily due to increased handling fees paid to QIAGEN N.V. for stock options exercises.

Provision for Income Taxes. The Company's effective tax rate increased to 46% in 2000 from 44% in 1999. The increase is due to the lack of a tax benefit associated with the acquisition costs in 2000 along with increased taxable income at foreign subsidiaries in 2000 compared to 1999. Without the acquisition costs in 2000, the Company's effective tax rate would have been 41%. The tax rate in 1999 was high due to the lack of a tax benefit for the in-process research and development charge. The effective tax rate excluding the in-process research and development charge would have been 36% in 1999.

Minority Interest. The Company has a 60 percent interest in its Japanese subsidiary, QIAGEN K.K and until June 30, 2000 the Company also had an interest in Rosys Instruments, Inc. (Rosys, Inc.) which was 50 percent owned by QIAGEN Instruments AG. The financial position and results of operations of these subsidiaries are included in the Company's consolidated financial statements. The minority interest in income of QIAGEN K.K. and Rosys, Inc. decreased to $36,000 in 2000 from $149,000 in 1999, as shown in the consolidated statements of income. This decrease is primarily due to the sale of Rosys, Inc.

LIQUIDITY AND CAPITAL RESOURCES

To date, the Company has funded its business primarily through internally generated funds, debt and the private and public sales of equity. For the years ended December 31, 2001 and 2000, the Company generated net cash from operating activities of approximately $58.1 million and $40.7 million, respectively. Cash provided by operating activities increased in 2001 over 2000 primarily due to increases in net income, depreciation and amortization, and smaller increases in accounts receivable, accounts payable and inventories than in 2000, partially offset by increases in prepaid expenses, the realized gain on sales of marketable securities, and the reduction in tax benefits associated with non-qualified stock options. Since the Company relies heavily on cash generated from operating activities to fund its business, a decrease in demand for the Company's product or significant technological advances of competitors would have a negative impact on the Company's liquidity.

Approximately $90.8 million of cash was used in investing activities during 2001, compared to $46.3 million in 2000. Investing activities during 2001 consisted principally of the purchases of property and equipment in connection with the expansion of the Company's operations in Germany and the U.S. and the sale of marketable securities.

Financing activities provided $66.2 million in cash during 2001 compared to $14.3 million provided in 2000. The financing activities in 2001 consisted primarily of proceeds on long-term borrowings and lines of credit, proceeds from the issuance of common shares due to stock option exercises, as well as proceeds received from State and County grants related to the construction of the U.S. facility in Maryland, partially offset by short-term and long-term debt repayments. Financing activities during 2000 consisted primarily of proceeds from the issuance of common shares, including a private sale of 616,000 shares, offset by the repayment of the acquisition note payable related to the purchase of Rapigene, Inc. (renamed QIAGEN Genomics, Inc.).

As of December 31, 2001 and 2000, the Company had cash and cash equivalents along with investments in current marketable securities of $80.0 million and $61.3 million, respectively, and working capital of $119.4 million and $101.5 million, respectively. Cash and cash equivalents are primarily held in U.S. dollars, other than those cash balances maintained in the local currency of the subsidiary to meet local working capital needs. The Company has credit lines totaling $9.6 million at variable interest rates of which approximately $6.0 million was utilized as of December 31, 2001. In addition, as of December 31, 2001 the Company had short-term loans outstanding totaling $281,000 and capital lease obligations in the amount of $11.5 million. The Company also carries $71.9 million of long-term debt that consists mainly of three notes payable, two which are due in one payment in May 2003 totaling approximately EUR 70.4 million, at a variable rate of EURIBOR plus 1.2%, and one note due in semi-annual payments through March 2009 of EUR 252,000, at a fixed rate of 3.75%.

At December 31, 2001, the Company continued the construction of three new facilities. The Company's new U.S. research and manufacturing facility is substantially completed at a total estimated project cost of $55.3 million. Construction on two new German facilities commenced in October 2000, with estimated completion in the third quarter of 2002. The total estimated cost for these facilities is approximately EUR 54.0 million (approximately $48.1 million at December 31, 2001). Cash flows from operations and bank loans will continue to fund the estimated costs to complete these projects.

In May 2001, the Company obtained two new loan facilities totaling EUR 100.0 million (approximately $89.0 million at December 31, 2001) each with an initial term of two years. The primary intended use of the proceeds from these facilities is the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities at these sites. At December 31, 2001, approximately $62.6 million had been drawn against these facilities, and is included in long-term debt.

Future contractual cash obligations resulting from long-term debt, capital leases and operating leases are as follows:

	Total	2002	2003	2004	2005	2006	Thereafter
Contractual obligations (in thousands)							
Long-term debt	$ 71,858	$ 1,138	$ 64,001	$ 1,557	$ 1,172	$ 1,146	$ 2,844
Capital lease obligations	17,365	1,789	1,554	1,274	1,140	930	10,678
Operating leases	14,331	4,521	4,616	3,092	1,187	121	794
Total contractual cash obligations	$ 103,554	$ 7,448	$ 70,171	$ 5,923	$ 3,499	$ 2,197	$ 14,316

Additional commercial commitments including lines of credit and purchase commitments are as follows:

	Total Amounts Committed	2002	2003	2004	2005	2006	Thereafter
Other commercial commitments (in thousands)							
Lines of credit	$ 6,038	$ 6,038	$ –	$ –	$ –	$ –	$ –
Other commercial commitments	36,700	24,400	4,800	7,500	–	–	–
Total commercial commitments	$ 42,738	$ 30,438	$ 4,800	$ 7,500	$ –	$ –	$ –

The Company believes that funds from operations, together with the proceeds from its public and private sales of equity, and the use of debt financing as needed, will be sufficient to fund the Company's planned operations during the coming year.

The functional currencies of the Company and its subsidiaries generally are their respective local currencies in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation". All amounts in the financial statements of entities whose functional currency is not the dollar are translated into dollar equivalents at exchange rates as follows: (1) assets and liabilities at period-end rates, (2) income statement accounts at average exchange rates for the period, and (3) components of shareholders' equity at historical rates. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income. The net gain (loss) on foreign currency transactions for 2001, 2000 and 1999, was $31,000, $(231,000) and $420,000, respectively, and is included in other income.

BUSINESS FACTORS

This report contains forward-looking statements that are subject to certain risks and uncertainties. These statements include statements regarding (i) the Company's ability to maintain its relationships with its customers and its broad range of products, (ii) the Company's ability to stay abreast of technological developments and to develop and introduce new products, (iii) the size, nature and development of the Company's markets and potential markets, (iv) the Company's ability to penetrate and expand these markets and trends in the demand for the Company's existing and new products, (v) the Company's ability to increase its production efficiency as a result of expansion in its production capacity and to manage growth and its international operations, (vi) the integration of strategic acquisitions and complementary business investments, (vii) variability of operating results and (viii) the Company's liquidity (including the effects of currency fluctuations). Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The Company cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: risks associated with the Company's expansion of operations, including the acquisition of new companies; variability in the Company's operating results from quarter to quarter; management of growth, international operations, and dependence on key personnel; intense competition; technological change; the Company's ability to develop and protect proprietary products and technologies and to enter into collaborative commercial relationships; the Company's future capital requirements; general economic conditions and capital market fluctuations; and uncertainties as to the extent of future government regulation of the Company's business. As a result, the Company's future development efforts involve a high degree of risk. For further information, refer to the more specific risks and uncertainties discussed the Company's Annual Report filed on Form 20-F with the SEC.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's market risk relates primarily to interest rate exposures on cash, marketable securities and borrowings and foreign currency exposures on intercompany transactions. The overall objective of the Company's risk management is to reduce the potential negative earnings effects from changes in interest and foreign exchange rates. Exposures are managed through operational methods and financial instruments. The Company does not use financial instruments for trading or other speculative purposes.

Interest Rate Risk. Interest income earned on the Company's investment portfolio is affected by changes in the relative levels of market interest rates. The Company only invests in high-grade investment securities. For the year ended December 31, 2001, the weighted average interest rate on the Company's marketable securities portfolio was 4.48% to 5.75%. Borrowings against lines of credit are at variable interest rates. At December 31, 2001, and 2000, the Company had $6.0 million and $855,000, respectively, of outstanding lines of credit with an average interest rate of 5.92% at December 31, 2001. A hypothetical adverse 10 percent movement in market interest rates would not have materially impacted the Company's financial statements.

In May 2001, the Company obtained two new loan facilities totaling EUR 100.0 million (approximately $89.0 million at December 31, 2001) with an initial term of two years and a variable interest rate based on EURIBOR plus 1.2% (4.54% at December 31, 2001.) At December 31, 2001, $62.6 million had been drawn against these facilities. A hypothetical adverse 10 percent movement in market interest rates would decrease 2002 earnings by approximately

$360,000, based on the year-end interest rate, a loan balance consistent with that at year-end and a constant foreign exchange rate. In February 2002, loan agreements related to EUR 50.0 million of the facilities was amended to be U.S. dollar denominated and the amount was fixed at $43.5 million at an interest rate of LIBOR plus 1.28%.

Currency Fluctuations. The Company operates on an international basis. A significant portion of its revenues and expenses are earned and incurred in currencies other than the U.S. dollar. The euro is the most significant such currency, with others including the British pound, Japanese yen, Swiss franc, and Canadian and Australian dollars. Fluctuations in the value of the currencies in which the Company conducts its business relative to the U.S. dollar have caused and will continue to cause U.S. dollar translations of such currencies to vary from one period to another. Due to the number of currencies involved, the constantly changing currency exposures, and the potential substantial volatility of currency exchange rates, the Company cannot predict the effect of exchange rate fluctuations upon future operating results. However, because the Company has substantial expenses as well as revenues in each of its principal functional currencies, the exposure of its financial results to currency fluctuations is reduced. The Company seeks to mitigate what it believes to be a significant portion of the remaining risk through hedging transactions. In general terms, appreciation of the U.S. dollar against the Company's other foreign currencies, such as occurred in 2000 and 2001 with respect to the euro, will decrease reported net sales. However, this impact normally will be at least partially offset in the results of operations by gains or losses from foreign currency transactions.

Currency Hedging. In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principle objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. At December 31, 2001, the notional amount of foreign currency exchange options was $6.8 million. The functional currency of $5.6 million of the foreign currency exchange options was the euro, with a notional weighted average exchange rate of 1.0000. The functional currency of the remaining $1.2 million foreign currency exchange options was the Swiss franc, with a notional weighted average exchange rate of 1.5500.

Foreign Currency Exchange Rate Risk. The Company's principal production and manufacturing facility is located in Germany and intercompany sales of inventory expose the Company to foreign currency exchange rate risk. Intercompany sales of inventory are generally denominated in the local currency of the subsidiary purchasing the inventory in order to centralize foreign currency risk with the Company's German subsidiary. Payment for intercompany purchases of inventory is required within 30 days from invoice date. The delay between the date the German subsidiary records revenue and the date when the payment is received from the purchasing subsidiaries exposes the Company to foreign exchange risk. The exposure results primarily from those transactions between Germany and the U.S.

At year-end, the Company's long-term debt with Deutsche Bank was denominated in euros. Approximately $44.5 million was loaned to QIAGEN Sciences, Inc., therefore, the Company internally bears currency exchange rate risk and changes in the foreign exchange rate will affect earnings. In February 2002, the terms of the loan agreements were amended so that the portion of the loan payable from U.S. subsidiaries is denominated in U.S. dollars.

The foreign currency exchange rate risk is partially offset by transactions of the German subsidiary denominated in U.S. dollars. Hedging instruments include foreign currency put options that are purchased to protect the existing and/or anticipated receivables resulting from intercompany sales from Germany to the U.S. These options give the Company the right, but not the obligation, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. Management does not believe that the Company's exposure to foreign currency exchange rate risk is material.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF QIAGEN N.V. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of QIAGEN N.V. (a Netherlands company) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QIAGEN N.V. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Los Angeles, California
February 6, 2002

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

ASSETS	As of December 31,	
	2001	2000
Current Assets:		
Cash and cash equivalents	**$ 56,460,000**	$ 24,008,000
Marketable securities	**22,512,000**	37,307,000
Notes receivable	**3,844,000**	3,383,000
Note receivable from related party	**-**	617,000
Accounts receivable, net of allowance for doubtful accounts of $2,048,000 and $991,000 in 2001 and 2000, respectively	**39,955,000**	34,738,000
Income taxes receivable	**2,439,000**	1,779,000
Inventories	**31,883,000**	29,231,000
Deferred income taxes	**11,123,000**	11,866,000
Prepaid expenses and other	**9,115,000**	4,736,000
Total current assets	**177,331,000**	147,665,000
Long-Term Assets:		
Property, plant and equipment, net	**160,365,000**	73,156,000
Long-term marketable securities, approximately $213,000 restricted in 2001	**2,759,000**	6,316,000
Intangible assets, net of accumulated amortization of $4,060,000 and $2,734,000 in 2001 and 2000, respectively	**7,140,000**	7,136,000
Deferred income taxes	**1,804,000**	–
Other assets	**7,569,000**	6,620,000
Total long-term assets	**179,637,000**	93,228,000
Total assets	**$356,968,000**	$ 240,893,000

The accompanying notes are an integral part of these consolidated balance sheets.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (CONTINUED)

LIABILITIES AND SHAREHOLDERS' EQUITY	As of December 31, 2001	2000
Current Liabilities:		
Lines of credit	$ 6,038,000	$ 885,000
Short-term debt	281,000	6,382,000
Current portion of long-term debt	1,138,000	1,071,000
Current portion of capital lease obligations	1,085,000	1,043,000
Accounts payable	20,262,000	18,668,000
Accrued liabilities	20,235,000	15,878,000
Income taxes payable	8,434,000	1,712,000
Deferred income taxes	410,000	499,000
Total current liabilities	57,883,000	46,138,000
Long-Term Liabilities:		
Long-term debt, net of current portion	70,720,000	11,552,000
Capital lease obligations, net of current portion	10,463,000	11,744,000
Deferred income taxes	-	549,000
Other	4,927,000	3,361,000
Total long-term liabilities	86,110,000	27,206,000
Minority Interest in Consolidated Subsidiaries	-	193,000
Commitments and Contingencies (Note 15)		
Shareholders' Equity:		
Common shares, EUR 0.01 par value Authorized—260,000,000 shares Issued and outstanding—143,463,800 shares in 2001 and 142,548,487 shares in 2000	1,458,000	1,450,000
Additional paid-in capital	123,117,000	103,448,000
Retained earnings	97,278,000	62,859,000
Accumulated other comprehensive loss	(8,878,000)	(401,000)
Total shareholders' equity	212,975,000	167,356,000
Total Liabilities and Shareholders' Equity	$ 356,968,000	$ 240,893,000

The accompanying notes are an integral part of these consolidated balance sheets.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
Net sales	**$ 263,770,000**	$ 216,802,000	$ 158,155,000
Cost of sales	**79,673,000**	65,436,000	45,836,000
Gross profit	**184,097,000**	151,366,000	112,319,000
Operating Expenses:			
Research and development	**26,769,000**	23,372,000	17,813,000
Sales and marketing	**64,830,000**	54,931,000	39,948,000
General and administrative	**36,022,000**	31,177,000	26,110,000
Acquisition costs	**3,000,000**	5,353,000	-
In-process research and development	**-**	-	5,100,000
Total operating expenses	**130,621,000**	114,833,000	88,971,000
Income from operations	**53,476,000**	36,533,000	23,348,000
Other Income (Expense):			
Interest income	**1,795,000**	3,032,000	1,576,000
Interest expense	**(991,000)**	(1,622,000)	(1,306,000)
Research and development grants	**1,526,000**	1,212,000	1,116,000
Gain (loss) on foreign currency transactions, net	**31,000**	(231,000)	420,000
Loss from equity method investees	**(1,373,000)**	(870,000)	(637,000)
Other miscellaneous income, net	**1,859,000**	1,070,000	471,000
Total other income	**2,847,000**	2,591,000	1,640,000
Income before provision for income taxes and minority interest	**56,323,000**	39,124,000	24,988,000
Provision for income taxes	**21,896,000**	18,085,000	10,950,000
Minority interest	**8,000**	36,000	149,000
Net income	**$ 34,419,000**	$ 21,003,000	$ 13,889,000
Basic net income per common share	**$ 0.24**	$ 0.15	$ 0.10
Diluted net income per common share	**$ 0.24**	$ 0.14	$ 0.10
Shares used in computing basic net income per common share	**142,962,000**	142,040,000	140,317,000
Shares used in computing diluted net income per common share	**145,055,000**	145,071,000	142,186,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

	Common Shares		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount				
BALANCE AT DECEMBER 31, 1998	**139,888,291**	**$ 2,417,000**	**$ 48,218,000**	**$ 27,967,000**	**$ (2,372,000)**	**$ 76,230,000**
Net income	–	–	–	13,889,000	–	13,889,000
Unrealized loss, net on marketable securities	–	–	–	–	(7,000)	(7,000)
Translation adjustment	–	–	–	–	(2,160,000)	(2,160,000)
Comprehensive income	–	–	–	–	–	11,722,000
Conversion of par value to EUR 0.01	–	(993,000)	993,000	–	–	–
Exercise of stock options	926,772	11,000	2,672,000	–	–	2,683,000
Tax benefit in connection with nonqualified stock options	–	–	6,237,000	–	–	6,237,000
BALANCE AT DECEMBER 31, 1999	**140,815,063**	**1,435,000**	**58,120,000**	**41,856,000**	**(4,539,000)**	**96,872,000**
Net income	–	–	–	21,003,000	–	21,003,000
Unrealized gain, net on marketable securities	–	–	–	–	6,133,000	6,133,000
Translation adjustment	–	–	–	–	(1,995,000)	(1,995,000)
Comprehensive income	–	–	–	–	–	25,141,000
Exercise of stock options	1,117,424	10,000	4,458,000	–	–	4,468,000
Private placement of common stock	616,000	5,000	16,284,000	–	–	16,289,000
Finders' fees paid by Operon shareholders	–	–	3,850,000	–	–	3,850,000
Tax benefit in connection with nonqualified stock options	–	–	20,736,000	–	–	20,736,000
BALANCE AT DECEMBER 31, 2000	**142,548,487**	**1,450,000**	**103,448,000**	**62,859,000**	**(401,000)**	**167,356,000**
Net income	–	–	–	34,419,000	–	34,419,000
Unrealized loss, net on marketable securities	–	–	–	–	(3,606,000)	(3,606,000)
Realized gain, net on marketable securities	–	–	–	–	(1,296,000)	(1,296,000)
Translation adjustment	–	–	–	–	(3,575,000)	(3,575,000)
Comprehensive income	–	–	–	–	–	25,942,000
Exercise of stock options	862,914	8,000	4,081,000	–	–	4,089,000
Common stock issued for intangible asset	52,399	–	746,000	–	–	746,000
Tax benefit in connection with nonqualified stock options	–	–	14,842,000	–	–	14,842,000
BALANCE AT DECEMBER 31, 2001	**143,463,800**	**$ 1,458,000**	**$ 123,117,000**	**$ 97,278,000**	**$ (8,878,000)**	**$ 212,975,000**

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
CASH FLOWS FROM OPERATING ACTIVITIES			
	2001	2000	1999
Net income	**$ 34,419,000**	$ 21,003,000	$ 13,889,000
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**15,059,000**	11,066,000	8,561,000
Finders fees paid by Operon shareholders	**-**	3,850,000	-
In-process research and development	**-**	-	5,100,000
Tax benefit on non-qualified stock options	**14,842,000**	20,736,000	6,237,000
Provision for losses on accounts receivable	**1,363,000**	189,000	381,000
Deferred income taxes	**(1,789,000)**	(5,642,000)	(1,297,000)
(Gain) on disposition of property *and equipment*	**(39,000)**	(55,000)	(29,000)
(Gain) loss on sale of marketable securities	**(1,296,000)**	-	11,000
Loss on sale of investment	**-**	30,000	-
Loss on equity method investee	**1,373,000**	870,000	637,000
Minority interest	**8,000**	36,000	149,000
Net changes in operating assets and liabilities: (increase) decrease in:			
Notes *receivable*	**(959,000)**	(1,685,000)	(909,000)
Accounts receivable	**(7,888,000)**	(10,950,000)	(5,394,000)
Income taxes receivable	**(674,000)**	(1,682,000)	(100,000)
Inventories	**(3,926,000)**	(6,882,000)	(3,885,000)
Prepaid expenses and other	**(4,660,000)**	(750,000)	(354,000)
Other assets	**(228,000)**	(1,750,000)	(72,000)
Increase (decrease) in:			
Accounts payable	**2,349,000**	4,992,000	2,147,000
Accrued liabilities	**4,913,000**	5,645,000	3,398,000
Income taxes payable	**6,995,000**	1,565,000	(1,007,000)
Other	**(1,775,000)**	81,000	(151,000)
Net cash provided by operating activities	**58,087,000**	40,667,000	27,312,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended December 31,		
CASH FLOWS FROM INVESTING ACTIVITIES	**2001**	2000	1999
Purchases of property, plant and equipment	**(102,067,000)**	(40,651,000)	(13,746,000)
Proceeds from sale of equipment	**274,000**	372,000	98,000
Purchases of intangible assets	**(1,159,000)**	(440,000)	(32,000)
Purchases of investments	**(1,515,000)**	(568,000)	(3,618,000)
Sales of investments	**85,000**	184,000	–
Purchases of marketable securities	**(1,565,000)**	(28,861,000)	(37,173,000)
Sales of marketable securities	**16,310,000**	23,647,000	28,808,000
Loan to related party	**(1,778,000)**	–	–
Collection of related party note receivable	**617,000**	–	–
Other	**–**	–	37,000
Net cash used in investing activities	**(90,798,000)**	(46,317,000)	(25,626,000)

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years Ended December 31,		
CASH FLOWS FROM FINANCING	**2001**	2000	1999
Proceeds from lines of credit	**23,543,000**	14,092,000	675,000
Repayment of lines of credit	**(18,375,000)**	(14,182,000)	(655,000)
Proceeds from short-term debt	**-**	935,000	475,000
Repayment of short-term debt	**(5,763,000)**	(1,924,000)	(1,250,000)
Principal payments on capital leases	**(1,085,000)**	(1,144,000)	(1,430,000)
Proceeds from long-term debt	**63,885,000**	9,224,000	4,363,000
Repayment of long-term debt	**(3,649,000)**	(1,474,000)	(463,000)
Repayment of acquisition note payable	**-**	(12,000,000)	-
Proceeds from loan convertible to grant	**3,600,000**	-	-
Issuance of common shares	**4,089,000**	20,757,000	2,683,000
Net cash provided by financing activities	**66,245,000**	14,284,000	4,398,000
Effect of exchange rate changes on cash and cash equivalents	**(1,082,000)**	139,000	(246,000)
Net increase in cash and cash equivalents	**32,452,000**	8,773,000	5,838,000
Cash and cash equivalents, beginning of year	**24,008,000**	15,235,000	9,397,000
Cash and cash equivalents, end of year	**$ 56,460,000**	$ 24,008,000	$ 15,235,000

Supplemental Cash Flow Disclosures:			
Cash paid for interest	**$ 1,113,000**	$ 1,489,000	$ 1,971,000
Cash paid for taxes	**$ 2,086,000**	$ 2,558,000	$ 6,400,000
Noncash Investing and Financing Activities:			
Common stock issued for intangible asset	**$ 746,000**	$ –	$ -
Equipment purchased through capital leases	**$ 502,000**	$ 2,525,000	$ 8,525,000
Acquisition of Rapigene, Inc.:			
Net assets and liabilities assumed	**$ -**	$ -	$ 2,200,000
Developed technology and know-how	**$ -**	$ -	$ 3,200,000
Goodwill	**$ -**	$ -	$ 1,500,000
In-process research and development	**$ -**	$ -	$ 5,100,000
Issuance of note receivable	**$ -**	$ -	$ 12,000,000

The accompanying notes are an integral part of these consolidated financial statements.

QIAGEN N.V. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. DESCRIPTION OF BUSINESS

QIAGEN N.V. and Subsidiaries (the Company) operates exclusively in the life sciences industry developing, producing and distributing biotechnology products, primarily for the separation and purification of nucleic acids (DNA/RNA) as well as manufacturing and marketing synthetic nucleic acids, DNA microarrays and synthetic genes and services for single nucleotide polymorphism (SNP) analyses and other genomic applications. The Company's products are used in biological research by universities and research institutions as well as in genome sequencing, diagnostic and therapeutic industries.

At December 31, 2001, the Company consisted of the Netherlands parent company (QIAGEN N.V.) and its wholly owned subsidiaries as listed in the following table:

Subsidiary	Location
QIAGEN GmbH	Hilden, Germany
QIAGEN Ltd.	Crawley, England
QIAGEN AG	Basel, Switzerland
QIAGEN S.A.	Courtaboeuf Cedex, France
QIAGEN Pty. Ltd.	Clifton Hill, Australia
QIAGEN Inc.	Mississauga, Canada
QIAGEN Instruments AG	Hombrechtikon, Switzerland
QIAGEN S.p.A.	Milan, Italy
QIAGEN Operon GmbH	Cologne, Germany
QIAGEN K.K.	Tokyo, Japan
Sawady Technologies Co., Ltd.	Tokyo, Japan
QIAGEN North American Holdings, Inc.	Valencia, California, United States
QIAGEN Inc.	Valencia, California, United States
QIAGEN Genomics, Inc.	Bothell, Washington, United States
QIAGEN Sciences, Inc.	Germantown, Maryland, United States
QIAGEN Operon, Inc.	Alameda, California, United States

QIAGEN North American Holdings, Inc. (QNAH) was established on February 24, 2000, and during fiscal 2000 ownership of QIAGEN Inc. (Valencia), QIAGEN Genomics, Inc., QIAGEN Sciences, Inc., and QIAGEN Operon, Inc. (formerly Operon Technologies, Inc.) was transferred from QIAGEN N.V. to QNAH.

The Company also had a 55 percent interest in Accord Co., Ltd. in Tokyo, Japan.

The Company's products are sold throughout the world, primarily in the United States and in Europe. Similar to most companies in this line of business, the Company's products are subject to rapid technological change. Because of these technological changes, the Company needs to continuously expend resources toward research and development.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation

The accompanying consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States (GAAP) and include the accounts of the Company and its wholly and majority owned subsidiaries, after elimination of all significant intercompany accounts and transactions. Investments

61

in affiliated companies that are 50 percent or less owned and where the Company exercises significant influence over the operations are accounted for using the equity method. All other investments are accounted for under the cost method.

b. Risks and Uncertainties

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingencies at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's accounts receivable are unsecured and the Company is at risk to the extent such amounts become uncollectible. The Company continually monitors account receivable balances, and provides for an allowance of doubtful accounts at the time collection may become questionable based on payment history or age of the receivable. As of December 31, 2001 and 2000, no single customer represented more than ten percent of accounts receivable or consolidated net sales.

c. Reclassification

Certain prior year balances have been reclassified to conform to the current year presentation.

d. Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit in banks and other cash invested temporarily in various instruments that are short-term and highly liquid. The Company maintains its cash accounts in highly qualified institutions.

e. Marketable Securities

The Company accounts for marketable securities in accordance with Statement of Financial Accounting Standard (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." All investments are stated at fair value, interest income is accrued when earned, and changes in market values are reflected as unrealized gains and losses, calculated on the specific identification method, as a component of accumulated other comprehensive income.

f. Inventories

Inventories are stated at the lower of cost or market (first-in, first-out) and consist of materials, labor and overhead.

The components of inventories consist of the following as of December 31, 2001 and 2000:

	2001	2000
Raw materials	$ **8,786,000**	$ 10,381,000
Work in process	**8,352,000**	5,652,000
Finished goods	**14,745,000**	13,198,000
Total inventories	$ **31,883,000**	$ 29,231,000

g. Property, Plant and Equipment

Property, plant and equipment, including equipment under capital lease, are stated at cost. Depreciation is computed using the straight-line and declining balance methods over the following estimated useful lives: buildings for ten to twenty-five years; machinery and equipment for two to six years; computer software for one to five years; furniture and office equipment for two and one-half to ten years; and leasehold improvements are computed on a straight-line basis over the lesser of the remaining life of the lease or the estimated useful life. The Company has a policy of capitalizing expenditures that materially increase assets' useful lives and charging ordinary maintenance and repairs to operations as incurred. When property or equipment is disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and any gain or loss is included in other miscellaneous income.

h. Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or a group of assets may not be recoverable. The Company considers a history of operating losses or a change in expected sales levels to be indicators of potential impairment. Assets are grouped and evaluated for impairment at the lowest level for which there are identified cash flows that are largely independent of the cash flows of other groups of assets. The Company deems an asset to be impaired if a forecast of undiscounted projected future operating cash flows directly related to the asset, including disposal value, if any, is less than its carrying amount. If an asset is determined to be impaired, the loss is measured as the amount by which the carrying amount of the asset exceeds fair value. The Company generally measures fair value by discounting projected future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Accordingly, actual results could differ from such estimates.

i. Revenue Recognition

Revenue from consumable product sales is recognized when title passes, generally upon shipment (FOB shipping point). Revenue from instrumentation equipment is not recognized until title passes to the customer, either upon shipment in the case of sales to distributors (FOB shipping point), or written customer acceptance in the case of sales to end users after satisfying any installation and training requirements. For instrumentation equipment sales that contain other obligations, such as providing service or supplies, revenue is allocated based on the relative fair values of the individual components as determined by list prices. If cash sales prices are not available for individual components, then the sales value is deferred until all individual components are delivered or performed. Revenue from instrumentation service contracts, which account for less than 10 percent of total consolidated net sales, is deferred and recognized over the term of the contract.

j. Shipping and Handling Income and Costs

The Company accounts for income and costs related to shipping and handling activities in accordance with the Emerging Issues Task Force Issue No. 00-10 "Accounting for Shipping and Handling Revenues and Costs." Income from shipping and handling is included with revenue from product sales. Associated costs of shipping and handling are included in sales and marketing expenses. For the years ended December 31, 2001, 2000 and 1999, shipping and handling costs totaled $9.3 million, $7.1 million and $5.2 million, respectively.

k. Warranty

The Company warrants its products against defects in materials and workmanship for a period of one year. A provision for estimated future warranty is recorded when consumables are shipped and when title on instrumentation equipment passes to the customer.

l. Foreign Currency Translation

The Company's reporting currency is the United States dollar. The subsidiaries' functional currencies are primarily the local currency of the respective country. Balance sheets prepared in their functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period except for shareholders' equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in accumulated other comprehensive loss in the accompanying consolidated balance sheets.

m. Fair Value of Financial Instruments

The carrying value of the Company's cash and cash equivalents, notes receivable, accounts receivable, accounts payable and accrued liabilities approximate their fair values because of the short maturities of those instruments. The carrying value of the Company's debt and capital leases approximate their fair values because of the short maturities and/or interest rates which are comparable to those available to the Company on similar terms.

n. Financial Instruments

In the ordinary course of business, the Company purchases foreign currency exchange options to manage potential losses from foreign currency exposures. These options give the Company the right, but not the requirement, to sell foreign currencies in exchange for U.S. dollars at predetermined exchange rates. The principal objective of such options is to minimize the risks and/or costs associated with global financial and operating activities. The Company does not utilize financial instruments for trading or other speculative purposes. The Company accounts for these transactions in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." Premiums to purchase foreign exchange options are recorded as prepaid assets and amortized over the life of the option or immediately if the option is exercised. Amortization is included in other expense.

The table below presents the notional amounts and the weighted average exchange rates for foreign currency exchange options as of December 31, 2001 and 2000. The options outstanding at December 31, 2001 expire at various dates through February 2002 and have a fair market value of approximately $6,000. The options outstanding at December 31, 2000 expired at various dates through February 2001 and had a fair market value of approximately $6,000. Gains or losses from changes in the fair market values are included in other miscellaneous income, net.

	2001		2000	
Functional Currency:	Notional Amount	Notional Weighted Average Exchange Rate	Notional Amount	Notional Weighted Average Exchange Rate
German mark	$ –	–	$ 4,600,000	1.9000
European Union euro	5,600,000	1.0000	–	–
Swiss franc	1,200,000	1.5500	–	–
	$ 6,800,000		$ 4,600,000	

o. Authoritative Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" effective June 30, 2001 for business combinations that are consummated after July 1, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 eliminates the pooling-of-interests method for business combinations and requires use of the purchase method. SFAS No. 142 addresses how intangible assets should be accounted for upon their acquisition as well as how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. With the adoption of this statement, goodwill is no longer subject to amortization over its estimated useful life. Goodwill will be assessed for impairment each year using the fair-value-based test. The Company will adopt this standard on January 1, 2002 and based on the analysis performed to date, adoption of this standard will not result in a material impairment of the carrying value of the goodwill or other intangible assets with indefinite lives. The adoption is expected to result in an approximately $1.0 million decrease in the annual amortization of goodwill and other intangible assets.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which the obligation is incurred. When the liability is initially recorded, the entity capitalizes the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. This statement is effective on January 1, 2003 with earlier application encouraged. The Company is currently reviewing this statement and has not yet determined its impact, if any, on the Company's financial position, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. The statement is effective January 1, 2002 and is not anticipated to have any impact on the Company's financial position, results of operations or cash flows.

3. STOCK SPLIT AND PAR VALUE CURRENCY CONVERSION

The Company effected a four-for-one stock split during 2000, and a two-for-one stock split and par value currency conversion in 1999.

To effect the four-for-one stock split, on June 16, 2000 the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 65 million to 260 million. The Company's Board of Supervisory Directors and Managing Board approved the split in May 2000. Common shareholders of record on July 3, 2000 received three additional shares for each share held on that date. The additional shares were distributed and the stock split was effective on July 13, 2000.

On June 18, 1999, the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 32.5 million to 65 million, which was required to effect the two-for-one stock split that the Company's Board of Supervisory Directors and Managing Board approved in May 1999. Common shareholders of record on July 2, 1999 received one additional share for each share held on that date. The additional shares were distributed and the stock split was effective on July 16, 1999. Additionally, the Articles of Association were amended to convert the par value of the common shares from 0.03 NLG to 0.01 EUR.

To reflect the conversion of the par value from 0.03 NLG to 0.01 EUR during 1999, common stock was decreased and additional paid-in capital was increased by $993,000.

All share data and per share amounts presented have been restated to reflect the two-for-one and four-for-one stock splits.

4. NET INCOME PER COMMON SHARE

The following schedule summarizes the information used to compute earnings per common share:

	Years ended December 31,		
	2001	2000	1999
Weighted average number of common shares used to compute basic net income per common share	**142,962,000**	142,040,000	140,317,000
Dilutive effect of stock options	**2,093,000**	3,031,000	1,869,000
Weighted average number of common shares used to compute diluted net income per common share	**145,055,000**	145,071,000	142,186,000

For the years ended December 31, 2001, 2000 and 1999, stock options to purchase 1,845,000, 864,000 and 591,000 shares, respectively, were excluded from the dilutive effect of stock options as such options were antidilutive.

5. ACQUISITIONS

On March 31, 2001, the Company completed the acquisition of the Sawady group of companies (Sawady) located in Tokyo, Japan. Under the terms of the agreement QIAGEN N.V. issued 854,987 shares of its common stock, valued at the time of the closing at approximately $18.0 million, in exchange for all of the outstanding capital stock of Sawady Technology Co., Ltd., Omgen Co., Ltd. and a majority position in Accord Co., Ltd., the three companies comprising the Sawady group of companies. To date, the minority interest position in Accord Co., Ltd. has not been significant. The Sawady group of companies was managed and structured as one organization, but was organized as three companies to meet the tax planning and other preferences of its shareholders. In connection with this merger, the Company recorded acquisition and related charges of approximately $3.0 million, which include approximately $1.0 million of direct transaction costs, (primarily legal and other professional fees) and approximately $2.0 million of expenses primarily relating to the relocation, closure and elimination of leased facilities, such as duplicate field offices. The merger was accounted for as a pooling of interests and accordingly, the accompanying financial statements and footnotes have been restated to include the operations of Sawady for 2001 and 2000. For the years ended

December 31, 2001 (January 1, 2001 through March 31, 2001, the date of the merger) and 2000, the Sawady revenues were approximately $2.8 million and $12.8 million, respectively. For the years ended December 31, 2001 (January 1, 2001 through March 31, 2001, the date of the merger) and 2000, the Sawady net income was approximately $144,000 and $897,000, respectively. The 1999 results of operations of Sawady were not significant and therefore not included in the accompanying 1999 results of operations or cash flows.

On June 28, 2000, the Company completed the acquisition of Operon Technologies, Inc. (Operon) of Alameda, California, pursuant to an agreement and plan of merger with Operon Technologies dated as of June 9, 2000. Under the agreement, Operon shareholders received 2,392,432 shares of QIAGEN common stock for all outstanding shares of Operon stock. The Company also assumed outstanding Operon options, which were exercisable for an additional 422,024 Company shares. Operon Technologies manufactures and markets synthetic nucleic acids, DNA microarrays and synthetic genes. The synthetic nucleic acids are used in the analysis of nucleic acids purified from natural sources and have been integrated into the Company's product line for its genomics and genetic analysis business. Subsequent to the acquisition, the Company transferred ownership of Operon, renamed QIAGEN Operon, Inc., to the Company's United States holding company, QNAH.

The acquisition of Operon was accounted for as a pooling of interests in accordance with Accounting Principles Board (APB) Opinion No. 16 and related Securities and Exchange Commission pronouncements. In connection with the acquisition, the Company incurred costs of $5.4 million. These costs include approximately $3.9 million of finder fees for the investment banker chosen by the shareholders of Operon. This fee was not paid for by the Company, but by the Operon shareholders. However, in accordance with the accounting rules for a pooling of interests transaction, this expense is reflected in the financial statements. The acquisition costs also include approximately $1.0 million in Netherlands capital tax, which is based on the amount of capital raised in share issuances. The prior periods financial data of the Company have been restated to include the results of operations, financial position and cash flows of Operon, as though it had always been consolidated. For the years ended December 31, 2000 (January 1, 2000 through June 28, 2000, the date of the merger) and 1999, the Operon revenues were approximately $9.8 million and $13.3 million, respectively. For the years ended December 31, 2000 (January 1, 2000 through June 28, 2000, the date of the merger) and 1999, the Operon net income was approximately $767,000 and $1.3 million, respectively.

On December 31, 1999, QIAGEN N.V. completed the acquisition of the shares of Rapigene, Inc., an indirect wholly-owned subsidiary of Celltech Group plc. This acquisition was made by issuing a $12.0 million note payable, which was subsequently paid in January 2000. The acquired company, renamed QIAGEN Genomics, Inc., is a leader in the area of innovative, enabling technologies and services for single nucleotide polymorphism (SNP) analyses as well as other genomic applications. The acquisition, accounted for as a purchase under APB Opinion No. 16, included the purchase of all of the stock of Rapigene, Inc. which, including acquisition costs, resulted in a total purchase price of $12.1 million. A portion of the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair market value at December 31, 1999. Independent appraisers utilizing proven valuation procedures and techniques identified portions of the purchase price, including intangible assets. These intangible assets include acquired in-process research and development, developed technology and know-how, and goodwill. As a result of the appraisal, $3.2 million was allocated to developed technology and know how and approximately $1.5 million was allocated to goodwill, after purchase accounting adjustments, to be amortized, using the straight-line method, over seven and ten years, respectively. A charge of $5.1 million for purchased in-process research and development was included in the Company's fourth quarter 1999 results. This charge represents the estimated fair value based on risk-adjusted cash flows related to the in-process research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility and the research and development in progress had no alternative future uses. The results of operations of the acquired company are included in the consolidated results for the Company from the date of acquisition. Subsequent to the acquisition, the Company transferred ownership of QIAGEN Genomics, Inc., to the Company's United States holding company, QNAH.

The following unaudited pro forma consolidated data summarize the operations for the periods indicated as if the acquisition had been completed on January 1, 1998. The pro forma data excludes the $5.1 million for purchased in-process research and development. These pro forma amounts are intended for informational purposes only and are not necessarily indicative of the results of operations that would have occurred had the purchase been made at the beginning of the periods presented or of the future results of the combined operations.

	Years ended December 31,	
	1999	1998
Net Sales	$ 158,612,000	$ 121,103,000
Net Income	$ 15,422,000	$ 10,399,000
Basic Earnings per Share	$ 0.11	$ 0.07
Diluted Earnings per Share	$ 0.11	$ 0.07

6. COMPREHENSIVE INCOME

On January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The adoption of SFAS No. 130 had no impact on total shareholders' equity. The components of the Company's comprehensive income or loss as presented in the Consolidated Statements of Shareholders' Equity include net income, unrealized gains and losses from foreign currency translation, and unrealized gains and losses from available-for-sale marketable securities. The Company does not expect any tax impacts from realized gains or losses on marketable securities. The following table is a summary of the components of accumulated other comprehensive loss:

	2001	2000
Net unrealized gain on marketable securities	$ 1,064,000	$ 5,966,000
Foreign currency translation adjustments	(9,942,000)	(6,367,000)
Accumulated other comprehensive loss	$ (8,878,000)	$ (401,000)

7. MARKETABLE SECURITIES

At December 31, 2001 and 2000 the investments in the following table are classified as current, as the Company's plan is generally not to hold its investments until maturity to take advantage of market conditions.

The contractual maturities of corporate debt securities at December 31, 2001 and 2000 are as follows:

	2001		2000	
Maturities due:	Cost	Fair Value	Cost	Fair Value
Within one year	$ -	$ -	$ 3,564,000	$ 3,526,000
One to five years	6,007,000	5,995,000	15,768,000	15,762,000
Five to ten years	15,040,000	15,028,000	16,536,000	16,532,000
Over ten years	1,500,000	1,489,000	1,500,000	1,487,000
	$ 22,547,000	$ 22,512,000	$ 37,368,000	$ 37,307,000

Marketable securities maturing within one year consist of commercial paper and corporate securities. Marketable securities maturing after one year consist of corporate securities. At December 31, 2001, the Company recognized unrealized gains of $46,000 and unrealized losses of $77,000, and realized previously unrealized losses of $60,000. At December 31, 2000, the Company recognized unrealized gains of $146,000 and unrealized losses of $40,000. Unrealized gains and losses, net of any realized amounts are included in other comprehensive income or loss.

67

During 1997, the Company purchased a four-percent investment in a start-up company, Genome Pharmaceuticals Corporation AG (GPC), for $289,000. In November 2000, GPC completed an IPO and the Company's investment was converted to 224,000 shares of GPC common stock and reclassified as a long-term marketable security. At December 31, 2001, the Company recognized net unrealized losses of $3.9 million, and during the year recognized previously unrealized gains of $1.4 million, included in other miscellaneous income, and at December 31, 2000, the Company recognized an unrealized gain of approximately $6.0 million on these shares. The Company intends to hold these shares for more than one year.

During 2001, the Company entered into a securities lending arrangement with Deutsche Bank and transferred 20,000 shares to Deutsche Bank in January 2002. The Company is restricted from selling the 20,000 shares during the one-year lending period. The Company retains all other rights to the shares and Deutsche Bank guarantees the return of the shares after the lending period. In 2001, the Company held one of six seats on GPC's Board of Directors.

For the years ended December 31, 2001, 2000 and 1999, proceeds from sales of available-for-sale securities totaled $16.3 million, $23.6 million and $28.8 million, respectively, and calculated on the specific identification method, realized gains during 2001 totaled $1.3 million and realized losses during 1999 totaled $11,000. There were no realized gains or losses during 2000.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are summarized as follows as of December 31, 2001 and 2000:

	2001	2000
Land and buildings	**$ 28,317,000**	$ 25,673,000
Machinery and equipment	**37,144,000**	28,049,000
Computer software	**7,893,000**	5,324,000
Furniture and office equipment	**21,110,000**	18,531,000
Leasehold improvements	**5,015,000**	3,746,000
Construction in progress	**103,612,000**	24,776,000
	203,091,000	106,099,000
Less: Accumulated depreciation and amortization	**(42,726,000)**	(32,943,000)
Property, plant and equipment, net	**$ 160,365,000**	$ 73,156,000

For the years ended December 31, 2001, 2000 and 1999 depreciation expense totaled $12.9 million, $9.6 million and $7.8 million, respectively. Repairs and maintenance expense was $2.8 million, $1.8 million and $1.4 million in fiscal years 2001, 2000 and 1999, respectively.

At December 31, 2001 and 2000, construction in progress includes construction and overhead costs of $89.5 million and $13.2 million, respectively, directly related to the construction of the Company's new research and manufacturing facility, QIAGEN Sciences, Inc. located in Germantown, Maryland and the new production and administration buildings at QIAGEN GmbH in Hilden, Germany. Of these amounts, $2.2 million represents interest capitalized in accordance with SFAS No. 34 at December 31, 2001. There was no capitalized interest at December 31, 2000. Additionally, during 2001, QIAGEN Sciences, Inc. received State and County loans totaling $3.6 million to be used for the land purchase and facility construction costs. Upon QIAGEN Sciences, Inc. achieving certain employment levels, these loans are permanently forgiven. Upon conversion, the grant will be recorded as a reduction to the cost of the assets. Should the criteria not be met, the loan becomes payable. At December 31, 2001, no amounts of the loan had been earned. The $3.6 million was included in other long-term liabilities in the accompanying balance sheet.

9. INVESTMENTS

During 2001, the Company made investments totaling $613,000 for a 15.55 percent interest in QBM Cell Science, a company formed for the purpose of owning, developing and commercializing a technology relating to the use of cryopreserved neuronal and non-neuronal cells in cell culture products. The investment is accounted for under the cost method.

In November 1999, QIAGEN AG entered a joint venture agreement for the formation of PreAnalytiX to develop, manufacture and market integrated systems for the collection, stabilization and purification of nucleic acids for molecular diagnostic testing. QIAGEN AG has a 50 percent interest (initially purchased for CHF 1,504,800, approximately $906,000 at December 31, 2001), which is accounted for under the equity method. For the years ended December 31, 2001, 2000 and 1999, QIAGEN AG recorded losses from this equity investment of CHF 2.3 million (approximately $1.4 million), CHF 1.4 million (approximately $835,000) and CHF 496,000 (approximately $330,000), respectively. During the year ended December 31, 2001, QIAGEN GmbH had sales to PreAnalytiX of $1.5 million. At December 31, 2001, QIAGEN GmbH had accounts receivables from PreAnalytiX totaling $440,000. During 2001, both joint venture partners each loaned CHF 3.0 million (approximately $1.8 million at December 31, 2001) to the venture at a 4.0% interest rate. It is anticipated that both joint venture partners will convert the loan balances to additional capital at some future date. There was no amount receivable at December 31, 2000. In 2001, the Company held three of six seats on PreAnalytix's Management Committee, for which there is also one independent director.

In November 1999, the Company had purchased an investment in ENPharma L.P., a limited partnership established to license, market and develop certain intellectual property, for CAD 250,000, (approximately $171,000 at December 31, 1999). During 2000, the Company sold its 12.3 percent interest in ENPharma L.P. to an employee for book value, approximately $100,000. As the investment in the limited partnership exceeded 3 percent, it had been accounted for under the equity method up to the date of the sale and the Company had recorded losses from this equity investment of $35,000 and $34,000 for the years ended December 31, 2000 and 1999, respectively.

In June of 1999, the Company acquired 15.6 (15.4 percent of the common stock) percent of the voting rights of Zeptosens AG for $1.7 million. During 2001, the Company made an additional investment of $903,000 and now holds 18.6 percent of the voting rights (24.6 percent of the common stock). Zeptosens is focused on developing and commercializing bioanalytical technologies for use in life sciences as well as in food and environmental analysis. The investment is accounted for under the cost method. At December 31, 2001, QIAGEN GmbH had receivables from Zeptosens in the amount of $136,000. At December 31, 2000, QIAGEN N.V. had a note receivable from Zeptosens in the amount of $617,000, which was collected in January 2001. In 2001, the Company held one of six seats on Zeptosens' Board of Directors, and members of the Company's management and Board had interests in Zeptosens totaling 1.3 percent.

On September 23, 1998, the Company acquired an investment in Ingenium Pharmaceuticals AG. At December 31, 2001, the Company's investment totaled $511,000, representing a 0.9 percent interest. The investment is accounted for under the cost method. In 2001, the Company held one of three seats on Ingenium's Board of Directors, and members of the Company's management and Board had interests in Ingenium totaling 2.0 percent.

In 1998, QIAGEN GmbH entered a joint venture agreement for the formation of QE-Diagnostiksysteme GmbH, a company focusing on developing and providing enabling technologies for the molecular diagnostic industry. At December 31, 2001, QIAGEN GmbH had a 50 percent interest (EUR 256,000, approximately $228,000), which is accounted for under the equity method. QE-Diagnostiksysteme began operations during 1999 and the Company recorded a loss from the equity investment of EUR 256,000. The Company does not anticipate recording any equity pick-up until such time as the net income of QE-Diagnostiksysteme exceeds previous losses. At December 31, 2001 and 2000, QIAGEN GmbH had receivables from QE-Diagnostiksysteme GmbH in the amount of $242,000 and $86,000, respectively. In 2001, the Company held one of four seats on QE-Diagnostiksysteme's Board of Directors.

On March 20, 1997, the Company sold certain research and licensing agreements valued at $500,000 to a newly founded company, Coley Pharmaceutical Group, Inc. (Coley) (formerly CpG ImmunoPharmaceuticals, Inc.), for 2,040 shares of its preferred stock. In May 2000 and in June 1999, the Company invested an additional $500,000 and $499,000, respectively, bringing the Company's total interest to 7.97 percent. At December 31, 2001 and 2000, the Company had receivables from Coley in the amount of $19,000 and $65,000, respectively. The investment is accounted for under the cost method. In 2001, the Company held one of nine seats on Coley's Board of Directors, and members of the Company's management and Board had interests in Coley totaling 9.9 percent.
The Company periodically reviews the carrying value of these investments for impairment, considering factors such as the most recent stock transactions and book value from the most recent financial statements. These investments are included in other assets in the accompanying consolidated balance sheets.

10. INTANGIBLE ASSETS

In September 2001, the Company entered a development, supply and marketing agreement with Polysciences, Inc. for the development and marketing of certain of Polysciences' existing and future magnetic polymer technologies. In exchange for exclusive rights to the technology, the Company gave Polysciences $829,000 and 52,399 common shares (valued at approximately $746,000 at the time of the exchange). This license is being amortized over the seven-year contract life.

In January 2000, the Company entered a collaboration agreement with Zeptosens AG for the manufacture and marketing of products. The Company has purchased licensing rights for approximately $397,000.
Through December 31, 2001, for intangibles acquired before June 30, 2001, all patents and licensing rights were amortized straight line over periods of three to seven years. The Company recognized amortization expense relating to patents and licensing rights of $509,000, $450,000 and $384,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The cost of intangible assets is evaluated periodically and adjusted, if necessary, if later events and circumstances indicate that a permanent decline in value below the current unamortized historical cost has occurred.
The Company recorded identified intangible assets in connection with the purchase of QIAGEN Genomics, Inc. on December 31, 1999. These intangible assets were capitalized and consist of developed technology and know-how, and goodwill. Based on the appraisal, $3.2 million was allocated to developed technology and know-how and approximately $1.5 million was allocated to goodwill, after purchase accounting adjustments, to be amortized straight line over seven and ten years, respectively. In each of the years ended December 31, 2001 and 2000, the Company recorded amortization expense of $607,000 on these intangibles. In connection with the adoption of SFAS No. 142, amortization over the previously identified lives will cease, and the intangibles will be assessed for impairment each year using a fair-value-based test.
In connection with its formation, QIAGEN K.K., entered into a business transfer agreement with its minority shareholder. Pursuant to the agreement, the minority shareholder agreed to transfer to QIAGEN K.K. certain intangible assets, such as certain "know-how" and marketing information relating to the sale of the Company's products, in exchange for 330 million Japanese Yen (approximately $2.9 million at December 31, 1999). The Company made the payment of 330 million Japanese Yen on August 31, 1998, and capitalized the intangible assets, which are being amortized straight-line over seven years. During 2001, 2000 and 1999, the Company recorded amortization expense relating to these intangible assets of approximately $361,000, $373,000 and $415,000, respectively. In connection with the adoption of SFAS No. 142, amortization over the previously identified life will cease, and the intangibles will be assessed for impairment each year using a fair-value-based test.

11. INCOME TAXES

Under SFAS No. 109, deferred income tax assets or liabilities are computed based on the temporary difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal income tax rate in effect for the year in which the differences are expected to reverse. Deferred income tax expenses or credits are based on the changes in the deferred income tax assets or liabilities from period to period.

The Company has recorded a net deferred tax asset of $12.5 million at December 31, 2001. Realization is dependent on generating sufficient taxable income in the future. Although realization is not assured, management believes it is more likely than not that all of the net deferred tax asset will be realized. To the extent that future valuation allowances are required, the effect of the allowance will be recorded in the provision for income taxes in the period the determination is made.

The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax asset:		
Allowance for bad debts	$ 541,000	$ 205,000
Bonus/commission accrual	155,000	102,000
Vacation accrual	368,000	315,000
Warranty accrual	103,000	128,000
Accrued liabilities	1,506,000	1,210,000
Depreciation and amortization	346,000	534,000
Tax credits	460,000	-
Net operating loss carryforward	4,864,000	5,775,000
Inventories	3,940,000	3,616,000
Deferred revenues	521,000	213,000
Capitalized start-up costs	1,660,000	546,000
United States state income taxes	-	90,000
Capital leases	327,000	374,000
Other	149,000	170,000
	14,940,000	13,278,000
Deferred tax liability:		
Depreciation and amortization	(146,000)	(142,000)
Inventory	(346,000)	(262,000)
Accrued liabilities	(313,000)	(367,000)
Intangibles	(990,000)	(1,175,000)
United States state income taxes	(247,000)	-
Other	(381,000)	(514,000)
	(2,423,000)	(2,460,000)
Net deferred tax assets	$ 12,517,000	$ 10,818,000

Deferred tax assets and liabilities are reflected on the Company's consolidated balance sheets at December 31, 2001 and 2000 as follows:

	2001	2000
Current deferred tax asset	$ 11,123,000	$ 11,866,000
Current deferred tax liabilities	(410,000)	(499,000)
Non-current deferred tax asset	1,804,000	-
Non-current deferred tax liabilities	-	(549,000)
Net deferred tax assets	$ 12,517,000	$ 10,818,000

As of December 31, 2001 and 2000, the Company had a net operating loss (NOL) carryforward of approximately $8.6 million and $11.8 million, respectively. These NOLs were generated primarily from the exercise of employee stock options and operating losses that were acquired with the purchase of Rapigene, Inc. (now QIAGEN Genomics, Inc.). These NOLs will expire in various years through 2020. Federal tax law limits the use of NOLs from QIAGEN Genomics, Inc., which amount to $2.2 million at December 31, 2001. In addition, the Company had state NOLs equal to approximately $1.4 million and $5.0 million at December 31, 2001 and 2000, respectively. These NOLs expire at various times through 2005.

As of December 31, 2001 and 2000, the Company had NOL carryforwards totaling approximately $6.9 million and $2.7 million, respectively. These NOLs were primarily generated from operating losses from the Company's newer subsidiaries, QIAGEN Operon GmbH and QIAGEN S.p.A., and include the NOL acquired with the acquisition of Rosys (now QIAGEN Instruments, AG). At December 31, 2001, a portion of these NOLs, approximately $4.0 million, expires in various years through 2007. The balance does not expire. At December 31, 2001, the Company's foreign holding company also has an NOL of $2.3 million with a full valuation allowance. This NOL does not expire.

Income before income taxes for the years ended December 31, 2001, 2000 and 1999 consisted of:

	Years Ended December 31,		
	2001	2000	1999
United States pretax income	**$ 6,611,000**	$ 4,191,000	$ 8,913,000
Non-United States pretax income	**49,712,000**	34,933,000	16,075,000
	$ 56,323,000	$ 39,124,000	$ 24,988,000

The provisions for income taxes for the years ended December 31, 2001, 2000 and 1999 are as follows:

		Years Ended December 31,		
		2001	2000	1999
Current	- United States federal taxes	**$ 1,602,000**	$ 4,165,000	$ 4,675,000
	- United States state taxes	**1,005,000**	1,184,000	1,086,000
	- Non-United States taxes	**21,078,000**	14,182,000	6,558,000
		23,685,000	19,531,000	12,319,000
Deferred	- United States federal taxes	**391,000**	(987,000)	(207,000)
	- United States state taxes	**(190,000)**	(210,000)	(52,000)
	- Non-United States taxes	**(1,990,000)**	(249,000)	(1,110,000)
		(1,789,000)	(1,446,000)	(1,369,000)
Total provision for income taxes		**$ 21,896,000**	$ 18,085,000	$ 10,950,000

Differences between the provision for income taxes and income taxes at the United States statutory federal income tax rate for the years ended December 31, 2001, 2000 and 1999 are as follows:

	Years Ended December 31,					
	2001		2000		1999	
	Amount	**Percent**	Amount	Percent	Amount	Percent
Income taxes at United States statutory federal rate	**$ 19,150,000**	**34.0%**	$ 13,302,000	34.0%	$ 8,496,000	34.0%
United States state income taxes, net of federal income tax effect	**509,000**	**0.9%**	320,000	0.8%	499,000	2.0%
Non-United States taxes at rates greater than United States statutory federal rate	**2,186,000**	**3.9%**	2,103,000	5.4%	111,000	0.4%
Nondeductible acquisition costs	**-**	**-**	2,142,000	5.5%	-	-
Nondeductible goodwill amortization	**56,000**	**0.1%**	60,000	0.1%	-	-
Nondeductible purchased in-process research & development	**-**	**-**	-	-	2,008,000	8.0%
Other items, net	**(5,000)**	**0.0%**	158,000	0.4%	(164,000)	(0.6%)
Total provision for income taxes	**$ 21,896,000**	**38.9%**	$ 18,085,000	46.2%	$10,950,000	43.8%

12. ACCRUED LIABILITIES

Accrued liabilities at December 31, 2001 and 2000 consist of the following:

	2001	2000
Payroll and related accruals	**$ 3,899,000**	$ 4,114,000
Management bonuses	**539,000**	482,000
Warranty	**887,000**	605,000
Professional and other fees	**3,277,000**	2,433,000
Sales and other taxes	**1,716,000**	1,855,000
Deferred revenue	**1,286,000**	904,000
Royalties	**5,487,000**	3,949,000
Checks in excess of cash balance	**308,000**	665,000
Prepaid VAR discount	**1,550,000**	-
Other	**1,286,000**	871,000
Total accrued liabilities	**$ 20,235,000**	$ 15,878,000

13. LINES OF CREDIT AND DEBT

The Company has eight separate lines of credit amounting to $9.6 million of which approximately $6.0 million was utilized at December 31, 2001. Interest rates on amounts drawn against these lines of credit outstanding as of December 31, 2001 ranged from 3.88 percent to 7.25 percent, with an effective weighted average rate of 5.92 percent. Some of the lines of credit, $1.5 million, may be called without notice, and are collateralized by accounts receivable and equipment. The availability of total credit is reduced by approximately $602,000 due to guarantees made by a bank against one of the credit facilities. At December 31, 2001 and 2000, the Company had $281,000 and $6.4 million, respectively, of short-term borrowings outstanding. The weighted average interest rates on these borrowings were 1.88 percent and 5.28 percent, respectively. Interest expense on line of credit and short-term borrowings was $302,000, $170,000 and $324,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

Long-term debt consists of the following:

	2001	2000
Note payable bearing interest at Prime Rate (9.5% at December 31, 2000), due in 2004 Note was repaid in June 2001	$ –	$ 625,000
Note payable bearing interest at Prime Rate (9.5% at December 31, 2000), due in 2005 Note was repaid in June 2001	–	1,119,000
3.75% note due in semi-annual payments of EUR 252,000 (approximately $224,000 at December 31, 2001) beginning in September 2001 with a final payment due in March 2009	8,533,000	9,600,000
Note payable bearing interest at EURIBOR (3.34% at December 28, 2001) plus 1.2%, due in one final payment of EUR 20,374,000 in May 2003	18,135,000	–
Note payable bearing interest at EURIBOR (3.34% at December 28, 2001) plus 1.2%, due in one final payment of EUR 50,000,000 May 2003	44,505,000	–
Four notes payable totaling JPY 90,102,000 at December 31, 2001, bearing interest at various rates ranging from 0.49% to 2.33% with various due dates through March 2006	685,000	1,279,000
Total long-term debt	71,858,000	12,623,000
Less current portion of long-term debt	1,138,000	1,071,000
Long-term portion of long-term debt	$ 70,720,000	$ 11,552,000

Future principal maturities of long-term debt as of December 31, 2001 are as follows:

Year ending December 31,	
2002	$ 1,138,000
2003	64,001,000
2004	1,557,000
2005	1,172,000
2006	1,146,000
Thereafter	2,844,000
	$ 71,858,000

Interest expense, net of capitalized interest of approximately $2.2 million, on long-term debt was $321,000, $604,000 and $127,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

The two euro denominated notes totaling EUR 70.4 million are part of new loan facilities obtained in 2001 that allow the Company to borrow up to a total of EUR 100.0 million (approximately $89.0 million at December 31, 2001). These new loan facilities have an initial term of two years. The loan agreements contain certain financial and non-financial covenants, including but not limited to the encumbrance of land and accounts receivable, restriction on the transfer of any patents to third parties and the maintenance of certain financial ratios. The Company was in compliance with these covenants at December 31, 2001. The proceeds of these facilities are primarily dedicated to the refinancing of previously made acquisitions of land and the construction of manufacturing, research and administrative facilities thereon. In February 2002, the EUR 50.0 million note was amended to be U.S. dollar denominated and the amount was fixed at $43.5 million at an interest rate of LIBOR plus 1.28 percent.

14. STOCK OPTIONS

On April 30, 1996, the Company adopted the QIAGEN N.V. 1996 Employee, Director and Consultant Stock Option Plan (the Option Plan). The Option Plan allows for incentive stock options, as well as for non-qualified options, generally with terms of 10 years, subject to earlier termination in certain situations. The options vest over a three-year period. The exercise price of the options is determined by the Board or by the Compensation Committee, and to date all grants have been at the market value on the date of the grant. The Company has reserved 18,968,000 shares of common stock for issuance under this plan.

In connection with the acquisition of Operon (see Note 5), the Company exchanged 422,024 QIAGEN options for all of the outstanding options of Operon. These exchanged options vest over 4 years.

Information regarding the Option Plan as of December 31, 1999, 2000 and 2001, and changes during the years then ended is summarized as follows:

	Option Shares	Weighted Average Exercise Price
December 31, 1998	5,011,094	$ 3.67
Granted	2,761,289	9.66
Exercised	(926,772)	3.01
Forfeited	(340,319)	6.37
December 31, 1999	6,505,292	$ 6.17
Granted	1,898,562	37.22
Exercised	(1,117,424)	4.23
Forfeited	(285,413)	16.59
December 31, 2000	7,001,017	$ 14.47
Granted	2,713,415	21.11
Exercised	(862,914)	4.82
Forfeited	(619,861)	33.97
December 31, 2001	**8,231,657**	**$ 16.28**

At December 31, 2001, 2000 and 1999, 3,969,284, 3,269,928 and 2,540,667 options were exercisable at a weighted average price of $9.64, $4.63 and $2.70 per share, respectively. The weighted average fair value of options granted during 2001, 2000 and 1999 was $14.38, $28.38 and $4.46, respectively. The options outstanding at December 31, 2001 expire in various years through 2011. Information about stock options outstanding at December 31, 2001 is summarized as follows:

Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contract Life	Weighted Average Exercise Price	Number Exercisable at 12/31/01	Weighted Average Exercise Price
$ 0.97 - $ 5.63	1,772,461	4.93 Years	$ 2.66	1,750,123	$ 2.66
$ 5.70 - $ 8.77	1,869,591	7.07 Years	$ 8.30	1,373,342	$ 8.15
$ 8.77 - $ 18.56	1,491,629	9.18 Years	$ 15.27	271,604	$ 11.23
$ 9.00 - $ 34.59	1,748,443	9.04 Years	$ 21.89	205,281	$ 20.90
$ 34.59 - $ 49.75	1,349,533	8.66 Years	$ 39.04	368,934	$ 40.84
$ 0.97 - $ 49.75	8,231,657	7.67 Years	$ 16.28	3,969,284	$ 9.64

The Company has elected to adopt SFAS No. 123 for disclosure purposes only and applies APB Opinion No. 25 and related interpretations in accounting for its employee stock options. No compensation cost was recognized relating to options for the years ended December 31, 2001, 2000 and 1999. Had compensation cost for the stock options awarded under the Option Plan been determined based on the fair value at the dates of grant consistent with the methodology of SFAS No. 123, the Company's net income and basic and diluted earnings per share would have reflected the following pro forma amounts:

	2001	2000	1999
Pro forma net income	**$ 26,571,000**	$ 8,055,000	$ 10,178,000
Pro forma basic net income per share	**$ 0.19**	$ 0.06	$ 0.07
Pro forma diluted net income per share	**$ 0.18**	$ 0.06	$ 0.07

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for the grants: weighted average risk-free interest rates of 4.33 percent, 6.25 percent and 5.40 percent and a weighted average expected life of six years for the years ended December 31, 2001, 2000 and 1999, respectively. The weighted average expected volatility was 75 percent, 84 percent, and 45 percent for the years ended December 31, 2001, 2000 and 1999, respectively. It is assumed that no dividends would be issued during the option term.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Option value models also require the input of highly subjective assumptions such as expected option life and expected stock price volatility. Because the Company's stock-based compensation plans have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, the Company believes that the existing option valuation model does not necessarily provide a reliable single measure of the fair value of awards from this plan.

15. COMMITMENTS AND CONTINGENCIES

a. Lease Commitments

The Company leases facilities and equipment under operating lease arrangements expiring in various years through 2018. Certain facility and equipment leases constitute capital leases. The accompanying consolidated financial statements include the assets and liabilities arising from these capital lease obligations.

Minimum future obligations under capital and operating leases at December 31, 2001 are as follows:

	Capital Leases	Operating Leases
2002	$ 1,789,000	$ 4,521,000
2003	1,554,000	4,616,000
2004	1,274,000	3,092,000
2005	1,140,000	1,187,000
2006	930,000	121,000
Thereafter	10,678,000	794,000
	17,365,000	$ 14,331,000
Less: Amount representing interest	(5,817,000)	
	11,548,000	
Less: Current portion	(1,085,000)	
	$ 10,463,000	

Rent expense under noncancelable operating lease agreements was $6.6 million, $5.8 million and $3.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

b. Purchase Commitments

At December 31, 2001, the Company had commitments with several vendors to purchase certain products during 2002, 2003 and 2004 totaling approximately $9.0 million, $4.8 million and $7.5 million, respectively.

c. Commitments

QIAGEN Sciences, Inc. (Sciences) had contractually committed to approximately $51.5 million related to the construction of an approximately 200,000 square foot facility located in Germantown, Maryland. During 2001, most of the costs related to this commitment were incurred. The total project cost is estimated to cost approximately $55.3 million. At December 31, 2001, construction and overhead costs of approximately $52.8 million had been incurred with estimated costs to complete of approximately $2.5 million. The new facility construction is expected to be completed in 2002, with manufacturing activities initiated in the second quarter of 2002.

During October 2000, the Company began construction of two new facilities in Germany with estimated completion during the third quarter of 2002. The estimated cost for these facilities is approximately EUR 54.0 million (approximately $48.1 million at December 31, 2001) of which EUR 39.5 million (approximately $35.2 million) has been incurred.

In October 1998, the Company announced that it had signed a five-year supply agreement with Abbott Laboratories (Abbott). According to the agreement, the Company will supply Abbott with various proprietary nucleic acid sample purification and preparation products. Under the terms of this agreement, Abbott has committed to certain purchases of the Company's products over the term of the contract. The Company has committed to certain expansions of its production capacity and product quality and has received payments for such achievements.

d. Contingencies

The Company is a party to legal proceedings incidental to its business. Certain claims, suits or complaints arising out of the normal course of business have been filed or were pending against the Company. Although it is not possible to predict the outcome of such litigation, based on the facts known to the Company and after consultation with legal counsel, management believes that such litigation will not have a material effect on its financial position or results of operations.

During the normal course of business, the Company is subject to audit by taxing authorities for varying periods in various tax jurisdictions. Such matters may involve substantial amounts, and if these were to be ultimately resolved unfavorably to the full amount of their maximum potential exposure, an event not currently anticipated, it is possible that such an event could have a material effect on the Company's cash position and results of operations.

16. EMPLOYEE BENEFITS

In September 1992, QIAGEN, Inc. (Valencia) adopted the QIAGEN, Inc. Employees 401(k) Savings Plan (the Plan). The purpose of the Plan is to provide retirement benefits to all eligible employees, which include employees of QIAGEN, Inc., QIAGEN Sciences, Inc. and QIAGEN Genomics, Inc. Matching contributions and profit sharing contributions may be made to the Plan at the discretion of the Board of Directors. In 2001, 2000 and 1999, total matching contributions to the Plan were approximately $701,000, $600,000 and $226,000, respectively.

Operon adopted a defined contribution plan effective January 1, 1994, benefiting substantially all Operon employees. Operon may make matching contributions at the discretion of the Board of Directors. In 2001, 2000 and 1999 matching contributions to the plan totaled approximately $144,000, $108,000 and $74,000, respectively.

As of December 31, 2001, QIAGEN GmbH has deferred compensation plans for one officer and one employee. The present value of the future compensation obligation of $200,000, $171,000 and $173,000 has been accrued in the accompanying consolidated financial statements at December 31, 2001, 2000 and 1999, respectively.

During 1999, QIAGEN KK established a retirement plan for one officer. The employee is entitled to a lump sum distribution based on a formula tied to years of service. As such an amount of $215,000, $187,000 and $145,000 has been accrued in the accompanying consolidated financial statements at December 31, 2001, 2000 and 1999, respectively.

17. LICENSING AGREEMENTS

The Company has licensing agreements with companies, universities and individuals, some of which require certain up-front payments. Royalty payments are required on net product sales ranging from one to ten percent of covered products. Several of these agreements have minimum royalty requirements. The accompanying consolidated financial statements include accrued royalties relating to these agreements in the amount of $5.5 million and $3.9 million at December 31, 2001 and 2000, respectively. Royalty expense relating to these agreements amounted to $10.0 million, $7.8 million, and $5.7 million for the years ended December 31, 2001, 2000 and 1999, respectively. Royalty expense is primarily recorded in cost of sales, with a small portion recorded as research and development expense depending on the use of the technology under license. Some of these agreements also have minimum raw material purchase requirements and requirements to perform specific types of research.

18. RELATED PARTY TRANSACTIONS

From time to time the Company may have transactions with companies in which the Company also holds an interest. See notes 7 and 9 for discussion of these investments and transactions.

In connection with its formation, QIAGEN K.K. entered into a service agreement with its minority shareholder. Pursuant to the agreement, the minority shareholder provided services such as stock keeping, order processing, and packing and shipping. As compensation for services provided, QIAGEN K.K. paid the minority shareholder a service fee equal to seven percent of the net revenues of QIAGEN K.K. For the years ended December 31, 2000 and 1999, QIAGEN K.K. expensed to sales and marketing expense approximately $1.1 million and $857,000, respectively, in service fees, of which $96,000 and $85,000 is included in accrued liabilities at the end of the respective year. The service agreement was terminated upon the Company's acquisition of the minority shareholder's interest in January 2001.

19. SEGMENT AND RELATED INFORMATION

The Company operates exclusively in the life sciences industry generating revenue from the sale of products and services for the separation and purification of nucleic acids. Reportable segments are based on the geographic locations of the subsidiaries.

The Company's reportable segments include the Company's production and manufacturing facilities in Germany, United States and Switzerland, and distribution subsidiaries in the United States, Switzerland, Japan, the United Kingdom and Other Countries (consisting of the Company's subsidiaries in Canada, France, Australia, and Italy). The Company's holding company is located in the Netherlands.

The Company evaluates performance based on several factors, of which the primary financial measure is operating income. The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 2 of the Notes to Consolidated Financial Statements.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

	2001	2000	1999
Net Sales			
Germany	**$ 121,744,000**	$ 99,408,000	$ 79,603,000
United States	**147,609,000**	119,925,000	90,018,000
Switzerland	**27,898,000**	23,490,000	15,243,000
Japan	**34,417,000**	35,038,000	14,609,000
United Kingdom	**16,282,000**	12,004,000	10,051,000
Other Countries	**17,844,000**	15,484,000	10,297,000
Subtotal	**365,794,000**	305,349,000	219,821,000
Intersegment Elimination	**(102,024,000)**	(88,547,000)	(61,666,000)
Total	**$ 263,770,000**	$ 216,802,000	$ 158,155,000

Net sales are attributed to countries based on the location of the Company's subsidiary. During 2001, 2000 and 1999, no single customer represented more than ten percent of consolidated net sales. United States export sales did not exceed ten percent of consolidated net sales during fiscal 2001, 2000 or 1999.

	2001	2000	1999
Intersegment Sales			
Germany	**$ (80,277,000)**	$ (70,359,000)	$ (54,932,000)
United States	**(5,198,000)**	(2,744,000)	(2,402,000)
Switzerland	**(15,752,000)**	(11,496,000)	(4,332,000)
Japan	**(797,000)**	(3,893,000)	–
Other Countries	**–**	(55,000)	–
Total	**$ (102,024,000)**	$ (88,547,000)	$ (61,666,000)

All intersegment sales are accounted for by a formula based on local list prices and eliminated in consolidation.

	2001	2000	1999
Operating Income (Loss)			
Germany	**$ 30,914,000**	$ 23,157,000	$ 10,524,000
United States	**10,326,000**	6,807,000	9,843,000
Switzerland	**4,119,000**	4,742,000	1,308,000
Japan	**5,956,000**	3,798,000	1,496,000
United Kingdom	**3,566,000**	2,431,000	2,102,000
Other Countries	**1,174,000**	1,288,000	758,000
The Netherlands	**(2,611,000)**	(482,000)	(1,596,000)
Subtotal	**53,444,000**	41,741,000	24,435,000
Intersegment elimination	**32,000**	(5,208,000)	(1,087,000)
Total	**$ 53,476,000**	$ 36,533,000	$ 23,348,000

The Netherlands component of operating income (loss) is primarily general and administrative expenses. The intersegment elimination represents the elimination of intercompany profit.

	2001	2000	1999
Depreciation and Amortization			
Germany	**$ 6,926,000**	$ 5,482,000	$ 4,909,000
United States	**5,764,000**	3,965,000	2,418,000
Switzerland	**371,000**	269,000	229,000
Japan	**1,614,000**	1,065,000	627,000
United Kingdom	**107,000**	103,000	146,000
Other Countries	**158,000**	80,000	82,000
The Netherlands	**119,000**	102,000	150,000
Total	**$ 15,059,000**	$ 11,066,000	$ 8,561,000

	2001	2000
Assets		
Germany	$ 186,489,000	$ 82,389,000
United States	129,015,000	111,605,000
Switzerland	19,480,000	15,758,000
Japan	21,484,000	24,304,000
United Kingdom	6,475,000	4,515,000
Other Countries	9,601,000	6,628,000
The Netherlands	122,318,000	114,055,000
Subtotal	494,862,000	359,254,000
Intersegment Elimination	(137,894,000)	(118,361,000)
Total	$ 356,968,000	$ 240,893,000

Assets of the Netherlands include cash and cash equivalents, investments, prepaid assets and certain intangibles. The intersegment elimination represents intercompany investments and advances.

At December 31, 2001 and 2000, the investment in equity method investees totaled ($1,637,000) and ($247,000) for Switzerland. These investments are included in the asset amounts presented above.

	2001	2000	1999
Capital Expenditures			
Germany	$ 44,420,000	$ 14,096,000	$ 8,601,000
United States	53,477,000	24,188,000	4,247,000
Switzerland	3,401,000	552,000	640,000
Japan	305,000	1,472,000	108,000
United Kingdom	106,000	78,000	77,000
Other Countries	358,000	263,000	73,000
The Netherlands	–	2,000	–
Total	$ 102,067,000	$ 40,651,000	$ 13,746,000

	2001	2000
Long-Lived Assets		
Germany	$ 76,763,000	$ 39,542,000
United States	84,275,000	35,816,000
Switzerland	4,433,000	979,000
Japan	3,358,000	5,878,000
United Kingdom	146,000	155,000
Other Countries	645,000	406,000
The Netherlands	8,213,000	10,452,000
Total	$ 177,833,000	$ 93,228,000

FOR DUTCH STATUTORY PURPOSES WE HEREBY INCLUDE THE QIAGEN N.V. ANNUAL ACCOUNTS FOR THE YEAR 2001 BASED ON DUTCH GENERALLY ACCEPTED ACCOUNTING STANDARDS.

QIAGEN N.V.
ANNUAL ACCOUNTS
FOR THE YEAR 2001
TOGETHER WITH AUDITORS' REPORT

BALANCE SHEETS AT DECEMBER 31, 2001 (AFTER PROPOSED APPROPRIATION OF INCOME)

(Currency – Thousands of US Dollars)

ASSETS	2001 (USD)	2000 (USD)
FIXED ASSETS:		
Intangible fixed assets	**5,447**	6,186
Tangible fixed assets	**76**	8
Financial fixed assets	**158,816**	110,424
	164,339	116,618
CURRENT ASSETS:		
Accounts receivable		
Trade	**375**	–
Group companies	**–**	5,247
Prepaid and deferred expenses	**361**	459
	736	5,706
Securities	**22,481**	37,273
Cash	**36,305**	7,961
	59,522	50,940
	223,861	167,558

SHAREHOLDERS' EQUITY AND LIABILITIES	2001 (USD)	2000 (USD)
SHAREHOLDERS' EQUITY:		
Issued and paid-in capital	**1,458**	1,450
Additional paid-in capital	**123,117**	103,448
Retained earnings	**100,002**	67,448
Cumulative translation adjustment	**(9,992)**	(6,426)
	214,585	165,920
SHORT-TERM LIABILITIES:		
Accounts payable		
Trade	**334**	–
Group companies	**8,428**	349
Accounts payable and accrued liabilities	**514**	1,289
	9,276	1,638
	223,861	167,558

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2001

(Currency – Thousands of US Dollars)

	2001	2000
	(USD)	(USD)
INCOME/(LOSS) AFTER TAXES	**(130)**	307
INCOME FROM SUBSIDIARIES	**32,684**	20,186
Net income	**32,554**	20,493

NOTES TO FINANCIAL STATEMENTS AT DECEMBER 31, 2001

(Currency – Thousands of US Dollars)

1. GENERAL

The company was incorporated on April 29, 1996 and has its legal seat in Venlo. The description of the company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the company-only financial statements. The consolidated financial statements are included in this annual report. The consolidated financial statements are prepared in accordance with US generally accepted accounting principles, which for the group in certain respects differs significantly from Dutch Generally Accepted Accounting Principles. The reconciliation of shareholders' equity and net income under United States Generally Accepted Accounting Principles and Dutch Generally Accepted Accounting Principles is described in note 10.
In 2000 and 2001, the company entered into business combinations with Operon Technologies Inc. and the Sawady Group respectively (see the notes to the consolidated financial statements for more information). Management decided to account these business combinations as a pooling of interests in both the US GAAP financial statements and Dutch GAAP financial statements. As a consequence, prior period equity and investments have been restated to include these investments.

This report serves as statutory reporting for the company in order to comply with Dutch financial reporting requirements.

2. ACCOUNTING PRINCIPLES

a) General

The accounting principles as described in the notes to the consolidated financial statements also apply to the company-only financial statements, unless indicated otherwise.
In accordance with article 402 Book 2 of the Netherlands Code the statement of income is presented in abbreviated form.

b) Financial fixed assets

The investments in subsidiary companies are stated at the net asset value of the subsidiaries if influence of significance can be exercised over the subsidiaries' operational and financial activities. The net asset value is determined on the basis of the accounting principles as applied by the company.
The other investments are stated at acquisition cost or, in case of a permanent impairment of the value of the investments, at lower net realizable value.
Loans receivable are stated at face value.

c) Intangible fixed assets

Goodwill originating from the acquisition of investments represents the difference of the net asset value and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period of 10 years.

3. FINANCIAL FIXED ASSETS

The movement in financial fixed assets is as follows:

	2001 (USD)
a) Investment in subsidiary companies	
Balance January 1	**106,336**
Acquisitions	**3,021**
Translation loss	**(3,575)**
Net result	**32,684**
Tax benefit stock options	**14,842**
Balance December 31	**153,308**
b) Other investments	
Balance January 1, 2001	**3,986**
Acquisitions	**1,515**
Sale of interest	**(85)**
Balance December 31	**5,416**
c) Loans receivable	**92**
Total financial fixed assets December 31	**158,816**

4. INTANGIBLE FIXED ASSETS

The movement in intangible fixed assets is as follows:

	Goodwill (USD)	*Licenses and Patents* (USD)	*Total* (USD)
Balance January 1, 2001	5,949	237	6,186
Amortization	661	78	739
Balance December 31	5,288	159	5,447
Original cost	6,610	548	7,158
Accumulated amortization	1,322	389	1,711
Balance December 31	5,288	159	5,447

5. TANGIBLE FIXED ASSETS

Tangible fixed assets consist of furniture and office equipment. The depreciation charge for the year amounts to USD 6.

6. CASH AND SECURITIES

Securities consist of interest bearing securities. No restrictions on usage of cash and securities exist.

7. SHAREHOLDERS' EQUITY

The authorized share capital consists of 260 million ordinary shares, 40 million financing preference shares and 300 million preference shares. All shares have a par value of Euro 0.01 (one Euro cent). As of December 31, 2001, 143,463,800 ordinary shares have been issued and fully paid-up.

The movement in shareholders' equity is as follows:

	Issued and paid-in capital (USD)	Additional paid-in capital (USD)	Retained earnings (USD)	Cumulative translation adjustment (USD)	Total (USD)
Balance January 1, 2001	1,450	103,448	67,448	(6,426)	165,920
Net income	–	–	32,554	–	32,554
Translation adjustment	–	–	–	(3,566)	(3,566)
Exercise of stock options	8	4,081	–	–	4,089
Stock subscription	–	746	–	–	746
Tax benefit in connection with nonqualified stock options	–	14,842	–	–	14,842
Balance December 31, 2001	1,458	123,117	100,002	(9,992)	214,585

8. STATUTORY AND SUPERVISORY DIRECTORS

The company has two statutory directors and six supervisory directors, who received a total remuneration of USD 631 in their capacity.

9. PERSONNEL

The average number of personnel during the year was 4 (2000 - 4).

Salaries paid during 2001 amounted to USD 181. Social securities and pensions paid during 2001 amount to USD 5.

10. RECONCILIATION OF DUTCH GAAP - US GAAP

The reconciliation of shareholders' equity and net income according to Dutch generally accepted accounting principles (Dutch GAAP) and United States Generally Accepted Accounting Principles (US GAAP) (as presented in the attached consolidated financial statements) is shown below:

	Shareholders' equity as of December 31, 2001 (USD)	Net Income 2001 (USD)
Reflected in accordance with Dutch GAAP	214,585	32,554
Reconciling items:		
Goodwill	(4,080)	510
Marketable securities	2,470	1,355
Reflected in accordance with United States Generally Accepted Accounting Principles	212,975	34,419

OTHER INFORMATION

1. AUDITORS' REPORT

Introduction

We have audited the financial statements of QIAGEN N.V., Venlo, The Netherlands, for the year 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the company as at December 31, 2001 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

Arthur Andersen

Eindhoven, The Netherlands,

February 6, 2002

OTHER INFORMATION

2. STATUTORY PROFIT APPROPRIATION

Statutory profit appropriation is mentioned in Article 40 of the Articles of Association and can be summarized as follows:

1. Out of the profits remaining after distribution on the preference shares, if any, such amounts shall be allocated to reserve as the Supervisory Board shall decide.
2. Insofar as the profit is not distributed or allocated to reserve (to the preference shares and the financing preference shares, if any) upon application of the previous paragraphs of this article, it shall be at the free disposal of the general meeting, with the proviso that no further dividend will be distributed on the preference shares and the financing preference shares.
3. The Company can only declare distributions insofar as its "eigen vermogen" (shareholders' equity) exceeds the amount of the paid-up and called portion of the share capital, plus the "wettelijke" (statutory) reserves.
4. The Board of Management may, with the approval of the Supervisory Board, decide to pay an interim dividend provided always that paragraph 3 of this Article is complied with and the profit so permits. Interim dividends may be distributed on one class of shares only.
5. Dividends (including interim dividends for the purpose of this and the next paragraph) shall be made payable at the Company's offices address or addresses in The Netherlands, to be determined by the Supervisory Board, as well as at least one address in each country where the shares of the Company are listed on a stock exchange, as from a date determined by the Supervisory Board.
6. Dividends that have not been claimed within five years and two days of becoming payable shall be forfeited and shall accrue to the benefit of the company.

EXECUTIVE OFFICERS AND SUPERVISORY DIRECTORS

Supervisory Directors and Managing Directors are appointed annually for the period beginning on the date following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. The Supervisory Directors, Managing Directors and executive officers of the Company, and their ages as of February 15, 2002, are as follows:

Name	Age	Position
Dr. Metin Colpan	47	Managing Director, Chief Executive Officer
Peer M. Schatz	36	Managing Director, Chief Financial Officer
Prof. Dr. Detlev H. Riesner(1)	60	Chairman of the Supervisory Board, Supervisory Director
Jochen Walter(2)	54	Supervisory Director
Dr. Franz A. Wirtz(1)	69	Supervisory Director
Erik Hornnaess	64	Supervisory Director
Dr. Heinrich Hornef (2)	70	Deputy Chairman of the Supervisory Board, Supervisory Director
Prof. Dr. Manfred Karobath	61	Supervisory Director

Prof. Dr. jur Carsten P. Claussen was appointed as non-voting Special Advisor and Honorary Chairman in 1999.

(1) Member of the Compensation Committee.

(2) Member of the Audit Committee.

The Company has not entered into contracts with any member of the Supervisory Board that provide for benefits upon a termination of the employment of service of the member.

The following is a brief summary of the background of each of the Supervisory Directors, the Managing Directors and the Honorary Chairman. Supervisory Directors and Managing Directors are appointed annually for the period beginning on the day following the Annual General Meeting up to and including the date of the Annual General Meeting held in the following fiscal year. References to "QIAGEN" and the "Company" in relation to periods prior to April 29, 1996 mean QIAGEN GmbH and its consolidated subsidiaries:

Dr. Metin Colpan is a co-founder of the Company and has been Chief Executive Officer and a Managing Director since 1985. Dr. Colpan obtained his Ph.D. and M.Sc. in Organic Chemistry and Chemical Engineering from the Darmstadt Institute of Technology in 1983. Prior to founding QIAGEN, Dr. Colpan was an Assistant Investigator at the Institute for Biophysics at the University of Düsseldorf. Dr. Colpan has had wide experience in separation techniques and in the separation and purification of nucleic acids in particular, and has filed many patents in the field. Dr. Colpan currently serves as a supervisory board member of GPC Biotech AG and Ingenium Pharmaceuticals AG, each in Munich, Germany, and Omnitron in Düsseldorf, Germany. The Company has obtained a key man life insurance policy on the life of Dr. Colpan in the amount of EUR 767,000.

Peer M. Schatz joined the Company as Chief Financial Officer in 1993 and became a Managing Director in 1998. Mr. Schatz was previously a partner in a private management buyout group in Switzerland and worked in finance and systems positions in Sandoz, Ltd. and Computerland AG as well as in finance, operations, management and sales positions in various start-up companies in the computer and software trading industry in Europe and the United States. Mr. Schatz graduated from the University of St. Gall, Switzerland, with a Master's degree in Finance in 1989 and obtained an M.B.A. in Finance from the University of Chicago Graduate School of Business in 1991. Mr. Schatz also serves in the capacities of director and vice chairman to Evotec OAI AG and Mulligan BioCapital AG and is a member of the Advisory Board (Börsenrat) of the Frankfurt Stock Exchange.

Professor Dr. Detlev H. Riesner is a co-founder of QIAGEN. He has been on the Company's Supervisory Board since 1984 and was appointed Chairman of the Supervisory Board in 1999. Professor Riesner has held the Chair of Biophysics at the Heinrich-Heine-University in Düsseldorf since 1980. In 1996, he was also appointed to the position of Vice President of Research, and in 1999, he was nominated Director of Technology at the University of Düsseldorf. Prior to that he was Professor of Biophysical Chemistry at the Darmstadt Institute of Technology and from 1975 to

1977, Lecturer of Biophysical Chemistry at Hannover Medical School. He has held guest professorships at the Institute of Microbiology, Academia Sinica, Beijing, and the Department of Neurology at the University of California, San Francisco. He received his M.S. in Physics from Hannover Institute of Technology and his Ph.D. from the University of Braunschweig, with post-graduate work at Princeton University. Professor Riesner is also a member of the supervisory board or a director of New Lab Bioquality AG, Erkrath; Therascope AG, Heidelberg; Kourion AG, Düsseldorf; Neuraxo GmbH, Düsseldorf; and Solutas GmbH Hürth.

Jochen Walter joined the Supervisory Board of QIAGEN in 1988. Since 1985, Mr. Walter has been the Managing Director of RBS GmbH (previously called Innovatives Düsseldorf), a venture capital company, which was the management company for S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH. Since 1968, he has been involved in a wide range of management positions in commercial banking. Mr. Walter holds a diploma in banking management from the Banking Institute in Bonn. Mr. Walter currently serves in the capacities of supervisory board member of Rhein Biotech N.V., NETEC AG and RBB Management AG. He has also served in the capacities of supervisory board member of TRAPO AG, Martel GmbH, Isotopen-Technik Dr. Sauerwein GmbH, and Sauerweinsystem-Technik GmbH; advisory board member of RBB Regionale Beteiligungs-u. Beratungsgesellschaft der Sparkassen, der Oberlausitz/Niederschlesien u. der Saechsischen Schweiz mbH; management board member of BVK Bundesverband Deutscher Kapitalbeiligungsgesellschaften-German Venture Capital Association e.V.; and management director and general manager of S-Kapitalbeteiligungsgesellschaft Düsseldorf, mbH.

Dr. Franz A. Wirtz has been a member of QIAGEN's Supervisory Board since 1989. Dr. Wirtz was Managing Director of Grünenthal GmbH, Aachen/Germany, a large, private pharmaceutical company from 1962-1997 and a member of its Advisory Board from 1998-2001. He is chairman of the Supervisory Board of Paion GmbH, Stolberg and Vice Chairman of Dasgip AG, Jülich, two young German biotech companies. For 10 years Dr. Wirtz was treasurer of the German pharmaceutical industry association. Dr. Wirtz holds the doctorate degree in chemistry from the Rheinisch-Westfälische Technische Hochschule in Aachen whose honorary citizen he became in 2001.

Erik Hornnaess has been a member of the Supervisory Board since 1998. Mr. Hornnaess worked for Astra Pharmaceuticals, Sweden from 1965 until 1979 in various management positions in Sweden, Australia, and Canada and, for the last three years of this period, as the General Manager for the Benelux region (Belgium, The Netherlands and Luxembourg). In 1979, he joined Abbott Laboratories European Headquarters in Paris, France and from 1982 he was the Area Vice-President of Abbott Diagnostic Division in Europe, Middle-East and Africa, with headquarters in Wiesbaden, Germany. Mr. Hornnaess retired from Abbott Laboratories on March 1, 1997 and currently serves as non-executive Director of Alpharma (ALO), New Jersey, AXIS-SHIELDS Group, Scotland, CARDION GmbH, Germany, RADIOMETER A/S, Denmark, EPICEPT INC., New Jersey, and MEDITRON A/S, Norway. He also serves on the advisory board of TVM (Techno Venture Management), Munich. Additionally, Mr. Hornnaess served as the Vice-President of European Diagnostic Manufacturers Association (EDMA), Brussels in the period 1995 through 1997. Mr. Hornnaess graduated from Aarhus Handelshojskole, Denmark with an M.B.A. and obtained a PMD from the Harvard Business School.

Dr. Heinrich Hornef has been on the Company's Supervisory Board since 2000 and was appointed Deputy Chairman of the Supervisory Board and Audit Committee Chairman in 2001. He is chairman of the supervisory board of the pharmaceutical company Merck KGaA as well as a member of the partners' counsel of E. Merck, both in Darmstadt, Germany. He also serves as chairman on the board of Heidelberg Innovation GmbH, a biotechnology and life-science venture capital company in Heidelberg, Germany as chairman of the advisory board of m·phasys GmbH, Tuebingen, and as a member of the Beirat of Deutsche Bank AG. Prior to his retirement in December 1996, Dr. Hornef served as CFO of Boehringer Mannheim GmbH (1973-1991), as CFO of the Berlin-based Treuhandanstalt, the privatization agency in East-Germany (1992-1994), and as president of its successor-organisation BvS (1995-1996).

Professor Dr. Manfred Karobath studied medicine and worked from 1967 to 1980, first, in the Dept. of Biochemistry of the University of Vienna and, after a stage as postdoctoral fellow, he joined the Dept. of Psychiatry where he became professor of biological Psychiatry. In 1980, he joined Sandoz Pharma in Basel, first, in drug discovery, and later, he became Senior Vice President and head of R&D, Switzerland. In 1992, Prof. Dr. Karobath joined Rhone Poulenc Rorer ("RPR") as President of R&D and Executive Vice President and later he became a member of the Boards of Directors of RPR, Pasteur Mérieux Connought, Centeon and Rhone Poulenc Pharma. He has received several scientific awards and has published 92 scientific papers. Dr. Karobath also serves as an executive board member of Coley Pharmaceutical Group, as chairman and executive board member of IDEA AG and as deputy chairman and executive board member of CARDION AG.

Professor Dr. jur. Carsten P. Claussen was Chairman of the Supervisory Board of the Company from 1988 to June 1999 and was appointed as a Special Advisor and Honorary Chairman in 1999. Professor Claussen is no longer a voting member of the Supervisory Board. For many years he has pursued a career in private banking. Between 1976 and 1987, Professor Claussen was a member of the Executive Board of Norddeutsche Landsbank, Hannover, and Chairman of the Hannover Stock Exchange. Since 1987, he has been a lawyer in Duesseldorf and senior advisor to IKB Deutsche Industriekreditbank, Düsseldorf. At present, he is a partner in the law firm of Hoffmann Liebs and Partner and specializes in corporate law and capital market transactions. He is Chairman of the Board of TON ART AG, Duesseldorf; Flossbach & v. Storch Vermögensmangagement AG, Cologne; Co.don AG, Teltow and WAS Worldwide Analytical Systems AG, Cleve and is a member of other boards. Professor Claussen received his Ph.D. in law from the University of Cologne.

AUDIT AND COMPENSATION COMMITTEES

The Audit Committee consists of two members, Dr. Hornef (Chairman) and Mr. Walter, and meets at least quarterly. The Audit Committee members are appointed by the Supervisory Board and serve for a term of one year. The Audit Committee recommends the selection of independent public accountants to audit the consolidated financial statements and local books and records of the Company and its subsidiaries, along with approving the fees for such services; reviews the performance of the independent public accountants with management, discusses on a quarterly basis the scope and results of the reviews and audits with the independent public accountants; discusses the Company's financial accounting and reporting principles and policies and the adequacy of the Company's internal accounting, financial and operating controls with the independent public accountants and management; considers and approves any recommendations regarding changes to the Company's accounting policies and processes; reviews with management and the independent public accountants the Company's quarterly earnings reports prior to its release to the press; and reviews the quarterly and annual reports (reported on Forms 6-K and 20-F) to be filed with the Securities Exchange Commission and the Deutsche Börse.

The Compensation Committee consists of two members: Professor Riesner (Chairman) and Dr. Wirtz. Members are appointed by the Supervisory Board and serve for a term of one year. The Compensation Committee reviews and approves all stock option grants, reviews and approves the annual salaries, bonuses and other benefits of executive officers, and reviews general policies relating to employee compensation and benefits.

MARKET INFORMATION

The Company approved a four-for-one stock split during fiscal 2000 and a two-for-one stock split and par value currency conversion in fiscal 1999.

To effect the four-for-one stock split, on June 16, 2000, the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 65 million to 260 million. The Company's Board of Supervisory Directors and Managing Board approved the split in May 2000. Common shareholders of record on July 3, 2000 received three additional shares for each share held on that date. The additional shares were distributed and the stock split was effective on July 13, 2000.

On June 18, 1999, the shareholders of the Company approved the amendment of the Company's Articles of Association to increase the number of authorized shares of common stock from 32.5 million to 65 million, which was required to effect the two-for-one stock split that the Company's Board of Supervisory Directors and Managing Board approved in May 1999. Common shareholders of record on July 2, 1999 received one additional share for each share held on that date. The additional shares were distributed and the stock split was effective on July 16, 1999.

Since June 27, 1996, the Common Shares have been quoted on the NASDAQ National Market under the symbol QGENF. The following table sets forth the annual high and low closing sale prices for the last five years, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of the Common Shares on the NASDAQ National Market. All share prices prior to July 13, 2000 have been restated to reflect the stock splits.

Annual	High ($)	Low ($)
1997	7.375	3.031
1998	9.500	5.234
1999	20.875	8.188
2000	57.375	18.813
2001	35.375	12.380

Quarterly 2000:	High ($)	Low ($)
First Quarter	55.500	18.813
Second Quarter	48.938	29.250
Third Quarter	57.375	44.000
Fourth Quarter	45.938	29.500

Quarterly 2001:	High ($)	Low ($)
First Quarter	35.375	18.375
Second Quarter	28.000	18.480
Third Quarter	23.330	12.380
Fourth Quarter	20.690	14.900

2002:		
First Quarter (through March 15, 2002)	20.81	14.000

Monthly:	High ($)	Low ($)
September 2001	20.530	12.380
October 2001	18.500	14.900
November 2001	20.690	17.150
December 2001	20.140	18.330
January 2002	20.810	18.700
February 2002	19.780	15.300

Since September 25, 1997, the Common Shares have been traded officially on the Frankfurt Stock Exchange, Neuer Markt under the symbol QIA. The following table sets forth the annual high and low closing sale prices since September 25, 1997, the quarterly high and low closing sale prices for the last two fiscal years, and the monthly high and low closing sale prices for the last six months of the Common Shares on the Neuer Markt. Prior to January 1, 1999 trades on the Neuer Markt were denominated in German marks. In connection with the adoption of the euro by Germany on January 1, 1999, trades on the Neuer Markt, as of January 1, 1999, are denominated in euros. The conversion rate between the German mark and the euro was fixed on January 1, 1999 at 1.95583 German marks per euro. Share prices prior to July 13, 2000 have been restated to reflect the stock splits.

Annual	High (DM)	Low (DM)
1997 (since September 25, 1997)	10.813	8.813
1998	17.200	9.138
Annual	High (EUR)	Low (EUR)
1999	20.750	7.125
2000	60.400	17.650
2001	38.250	13.600

Quarterly 2000:	High (EUR)	Low (EUR)
First Quarter	57.500	17.650
Second Quarter	61.250	33.750
Third Quarter	60.400	48.125
Fourth Quarter	53.800	33.950

Quarterly 2001:	High (EUR)	Low (EUR)
First Quarter	38.250	19.250
Second Quarter	31.200	21.050
Third Quarter	27.900	13.600
Fourth Quarter	23.800	16.200

2002:		
First Quarter (through March 15, 2002)	23.450	16.700

Monthly:	High (EUR)	Low (EUR)
September 2001	22.900	13.600
October 2001	20.500	16.200
November 2001	23.800	19.350
December 2001	22.700	20.200
January 2002	23.450	21.000
February 2002	22.550	17.950

Corporate Headquarters

QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands
Phone (+31) 77-320-8400
Fax (+31) 77-320-8409

Independent Public Accountants

Arthur Andersen LLP
633 West Fifth Street
Los Angeles, CA 90071
USA

General Legal Counsel

USA
MINTZ LEVIN COHN FERRIS GLOVSKY AND POPEO PC
One Financial Center
Boston, MA 02111

The Netherlands
De Brauw Blackstone Westbroek
Tripolis 300
Burgerweeshuispad 301
Postbus 75084
1070 AB Amsterdam

Germany
Freshfields Bruckhaus Deringer
Freiligrathstraße 1
40479 Düsseldorf

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
USA
Phone (+1) 212-936-5100

Stockholder Inquiries

Communications concerning transfer requirements, lost certificates, and change of address should be directed to the transfer agent. All other inquiries should be directed to:
Investor Relations
QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands
Phone (+31) 77-320-8400
Fax (+31) 77-320-8409

Annual Meeting

The Company expects to hold its Annual General Meeting of Stockholders on Friday, June 14, 2002 at 10:30 a.m. in Venlo, The Netherlands.

Information via Internet

Internet World Wide Web users can access QIAGEN N.V.'s Annual Report and other financial information at the QIAGEN homepage at: www.qiagen.com

SECURITIES AND EXCHANGE COMMISSION FORM 20-F

A copy of the Company's Annual Report or Form 20-F filed with the United States Securities and Exchange Commission is available without charge upon written request to:

Corporate Controller
QIAGEN N.V.
Spoorstraat 50
5911 KJ Venlo
The Netherlands
Phone (+31) 77-320-8400
Fax (+31) 77-320-8409

Trademarks

Patented or patent-pending and/or registered or registration-pending trademarks of QIAGEN: QIAGEN®, QIAexpress®, BioRobot®, ProofStart™, QuantiTect™.

PAXgene and PreAnalytiX are trademarks of PreAnalytiX. SYBR is a registered trademark of Molecular Probes.

QIAGEN sample preparation products may be used in clinical diagnostic laboratory systems after the laboratory has validated their complete system as required by CLIA '88 regulations in the U.S. or equivalents in other countries.

The PCR process is covered by U.S. Patents 4,683,195 and 4,683,202 and foreign equivalents owned by Hoffmann-La Roche AG.

QIAGEN Investor Relations



Dr. Solveigh Karola Mähler
Manager Investor Relations

QIAGEN GmbH
Max-Volmer-Strasse 4
40724 Hilden
Germany

Phone (+49) 2103-29-11710
Fax (+49) 2103-29-21710
ir@qiagen.com

The Company files very extensive periodic information with the U.S. Securities and Exchange Commission (SEC) and the Frankfurt Neuer Markt, including the Company's Annual Report on Form 20-F filed with the SEC. The 20-F contains detailed information on the company's business, management, operations as well as information concerning QIAGEN's corporate governance. For a copy of QIAGEN's 20-F, as well as a wide variety of other investor information, please visit the Investor Relations section of www.qiagen.com or contact our Investor Relations department at the address above.

QIAGEN Contact Info

THE NETHERLANDS

QIAGEN N.V.
Spoorstraat 50 • 5911 KJ Venlo
Phone (+31) 77-320-8400 • Fax (+31) 77-320-8409

AUSTRALIA

QIAGEN Pty Ltd
PO Box 25 • Clifton Hill • Victoria 3068
Phone (+61) 3-9489-3666 • Fax (+61) 3-9489-3888

CANADA

QIAGEN Inc.
2800 Argentia Road • Unit 7 • Mississauga • Ontario • L5N 8L2
Phone (+1) 905-821-1702 • Fax (+1) 905-821-1722

FRANCE

QIAGEN S.A.
3 avenue du Canada • LP 809 • 91974 Courtaboeuf Cedex
Phone (+33) 1-60-920-920 • Fax (+33) 1-60-920-925

GERMANY

QIAGEN GmbH
Max-Volmer-Straße 4 • 40724 Hilden
Phone (+49) 2103-29-0 • Fax (+49) 2103-29-21777

QIAGEN Operon GmbH
Nattermannallee 1 • 50829 Köln
Phone (+49) 221-170-90-0 • Fax (+49) 221-170-90-100

ITALY

QIAGEN S.p.A.
Via Grosio, 10/10 • 20151 Milano
Phone (+39) 2-33-43-04-11 • Fax (+39) 2-33-43-04-26

JAPAN

QIAGEN K.K.
Forefront Tower II • 13-1, Kachidoki 3 Chome
Chuo-ku, Tokyo 104-0054
Phone (+81) 3-5547-0817 • Fax (+81) 3-5547-0819

Sawady Technology Co., Ltd
1-29-10, Maenocho, Itabashi-ku • Tokyo 174-0063
Phone (+81) 3-5914-3750 • Fax (+81) 3-5914-3751

SWITZERLAND

QIAGEN AG
Auf dem Wolf 39 • 4052 Basel
Phone (+41) 61-319-30-30 • Fax (+41) 61-319-30-33

QIAGEN Instruments AG
Feldbachstrasse • CH-8634 Hombrechtikon
Phone (+41) 55-254-21-11 • Fax (+41) 55-254-21-00

UNITED KINGDOM and IRELAND

QIAGEN Ltd.
Boundary Court • Gatwick Road • Crawley
West Sussex, RH10 9AX
Phone (+44) 1293-422-900 • Fax (+44) 1293-422-922

USA

QIAGEN Inc.
28159 Avenue Stanford • Valencia • CA 91355
Phone (+1) 661-294-7940 • Fax (+1) 661-702-3659

QIAGEN Genomics, Inc.
1725 220th Street S.E., Suite 104 • Bothell, WA 98021
Phone (+1) 425-398-3100 • Fax (+1) 425-398-3150

QIAGEN Sciences, Inc.
19300 Germantown Rd. • Germantown, MD 20874
Phone (+1) 240-686-7700 • Fax (+1) 240-686-1618

QIAGEN Operon, Inc.
1000 Atlantic Avenue, Suite 108 • Alameda, CA 94501
Phone (+1) 510-865-8644 • Fax (+1) 510-865-5255

QIAGEN on the Internet

Homepage: www.qiagen.com
e-mail: qiagen@qiagen.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.



By Peer M. Schatz
Chief Financial Officer

Date: June 19, 2002